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As filed with the Securities and Exchange Commission on January 8, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Millicom International Cellular S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg (State or other jurisdiction of incorporation or organization)	N.A. (I.R.S. Employer Identification No.)
75 Route de Longwy L-8080 Bertrange G.D. of Luxembourg 352 27 759 101 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 894-8940 (Name, address, including zip code, and telephone number, including area code, of agent for service)
with copies to: Matthew A. Feldman, Esq. Jeffrey R. Poss, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering	Amount of Registration Fee

2% Senior Convertible PIK Notes due 2006 of Millicom International Cellular S.A.	$63,531,000	100%	$63,531,000	$5,139.66

Guarantee by Millicom International Operations, B.V.	(1)	(1)	(1)	(1)

Shares of Common Stock, $6.00 par value, of Millicom International Cellular S.A.	5,909,777 shares (2)	N/A	N/A	N/A

(1)
Millicom International Operations, B.V. has fully and unconditionally guaranteed the payment of the principal of, premium and additional amounts, if any, and interest on the Notes being registered hereby. Pursuant to Rule 457(n), no registration fee is required with respect to the guarantee.

(2)
Such number represents the number of shares of common stock that are currently issuable upon conversion of the Notes. Pursuant to Rule 416 under the Securities Act, we are also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the Notes as a result of the antidilution provisions contained in the Notes. Pursuant to Rule 457(i), no registration fee is required for these shares.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 8, 2004

MILLICOM INTERNATIONAL CELLULAR S.A.

$63,531,000 2% SENIOR CONVERTIBLE PIK NOTES DUE 2006

5,909,777 SHARES OF MILLICOM INTERNATIONAL CELLULAR S.A.
COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

•
Maturity
Our 2% Senior Convertible PIK Notes due 2006, the "Notes" or the "2% PIK Notes," are due on June 1, 2006.

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Conversion
You may convert the Notes into shares of our common stock at a conversion price of $10.75 per share, subject to adjustment.

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Interest
The Notes will bear interest semi-annually at a rate of 2% per year, payable at our option either in additional Notes or in cash, in each case semi-annually in arrears on June 1 and December 1 of each year. As of December 4, 2003, the Notes began accruing additional interest at the rate of 0.25% per annum for 90 days and will continue such accrual until such time that the Registration Statement, of which this prospectus forms a part, shall have been declared effective. For each additional 90 day period that there is no registration statement in effect, the interest rate of the Notes shall increase by an additional 0.25% per annum.

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Redemption
We may redeem the Notes, at any time and from time to time in whole or in part, independently of each other prior to June 1, 2004 at a price equal to 102.25% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption, and at June 1, 2004 and thereafter at a price equal to 100% of their principal amount, plus accrued interest and unpaid interest to, but not including, the date of redemption.

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Repurchase rights
You may require us to repurchase the Notes if we experience a change of control or if certain net proceeds become available as a result of asset dispositions by Millicom.

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Markets for our securities
Shares of our common stock, par value $6.00 per share, are quoted on the Nasdaq National Market under the symbol "MICC." The last reported sale price of the common stock on January 2, 2004 was $70.05 per share.

•
Selling securityholders
The selling securityholders listed beginning on page 84 are offering the Notes and the common stock issuable upon conversion of the Notes for resale.

Investing in the Notes involves risks. Risk Factors begin on page 14.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2004.

SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. It does not contain all the information you need to consider in making your investment decision. You should read carefully this entire prospectus and our reports filed with the Securities and Exchange Commission, or SEC, which are incorporated by reference. In this document, unless specified otherwise, "Millicom" "we", "us" and "our" refer to Millicom International Cellular S.A. and its subsidiaries, "MIC" refers to Millicom International Cellular S.A. and "you" refers to prospective purchasers of the Notes.

Millicom International Cellular S.A.

        We are a leading operator of cellular telephone services in the world's emerging markets. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. As of September 30, 2003, our cellular operations had a combined population under license of approximately 382 million people.

        As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing all of our maturing licenses, generally on terms similar to the original licenses. We operate primarily with prominent local business partners through joint ventures, over which we typically exercise management control.

        Our markets are very attractive for cellular services due to the low wireline and cellular penetration in economies with potential for high growth and rising disposable personal income levels. We believe there is a significant opportunity for further growth of cellular services in all of our markets. For example, Vietnam and Pakistan, our two largest markets, had cellular penetration rates of only approximately 3% and 2%, respectively, as of September 30, 2003.

        We have achieved strong growth and operating profitability. Our total subscribers reached 5.3 million (3.8 million on a proportional basis) as of September 30, 2003. We generated revenue of $156.7 million in the three months ended September 30, 2003.

        The continued improvement in the operating and financial performance of our ventures has allowed them to continue to upstream excess cash to MIC. During the years ended December 31, 2001 and 2002, our ventures upstreamed $55.1 million and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the ten months ended October 31, 2003, our ventures upstreamed $114.0 million from 13 of the 15 countries in which we operate.

Competitive Strengths

        We believe that our competitive strengths will enable us to benefit from the increasing demand for the services provided by cellular operators in emerging markets. Our competitive strengths include:

  •
  Established prepaid operator.    Our focus on prepaid cellular services for the mass market offers the advantage of lower subscriber acquisition and operating costs, which results in higher margins and a faster average payback time (on average, approximately three months). In addition, prepaid customers offer the advantage of eliminating bad debt, billing and collection costs. The introduction of prepaid cellular services has also opened up the market for cellular services to customers who have previously been denied access to cellular service. Increased demand for prepaid cellular services is also arising from business users and those customers who purchase prepaid credits in order to control their telephone costs, creating a new segment of the market.

  •
  Delivering profitable growth.    One of our key strengths is our ability to grow our businesses while enhancing our operating profitability. As the first or second operator in most of the markets in which we have ventures, we have typically been able to acquire our licenses at low cost with minimum build-out requirements. We have consistently achieved strong subscriber growth while decreasing subscriber acquisition costs through the creation of well known, perceived price-leading brands. Additionally, we have developed an extensive distribution network at low cost that provides our customers with broad service coverage, further leveraging our strong brand names. The use of handset subsidies is not part of our prepaid strategy.

  •
  Track record of innovation.    We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid cellular services, which now predominate in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. In addition, because we focus on prepaid services and low costs, we believe we are a perceived price leader.

  •
  Low operating costs and high capital efficiencies.    We have established service in markets that we believe offer high potential financial returns and substantial operational leverage. While we have always had a strategy to control costs, we initiated a more strict, centralized cost reduction program for all of our ventures in 2002. We operate sizeable networks covering areas of the highest population and business activity. Any future build-out of our network infrastructure will be demand driven. In addition, our migration to the Global System for Mobile Communications, or GSM, will lower our investment per capacity minute with faster payback. Historically, our operations have generated an operating profit before depreciation and amortization within 12 to 18 months of start up.

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  Integrated strategy.    We have rigorously pursued the many synergies inherent in our multi-country operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies and centralized negotiation of financing and of supply contracts for network and subscriber equipment. For example, our operation in Laos has been able to draw on the operational and managerial experiences and resources of our operations in Cambodia and Vietnam, which has allowed us to operate in Laos at a low cost base, employing 23 persons.

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  Diversified operations.    We believe our 16 operations in 15 countries on three continents provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total subscriber base and operating profitability over the last two years despite economic difficulties in South America.

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  Highly skilled senior management.    Our highly skilled senior management combines the extensive experience of senior managers from the telecommunications industry with experienced executives from the fast-moving consumer goods sector, who we have recruited over the last two years. Many of our senior executives have spent more than 10 years in the emerging markets and have demonstrated their ability to manage costs while rapidly growing the business and to start up and successfully integrate new businesses.

Strategy

        Our strategy is to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs and better network quality and services. We believe that, given the low cellular penetration in our markets, we can continue to achieve growth in our subscriber base while continuing to improve our operating margins and cash flows. We intend to accomplish this by:

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  Focusing on growth.    We believe there is a significant opportunity for rapid growth in our markets due to low cellular penetration in economies with high growth potential and substantial pent up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We will also continue to invest in our existing cellular ventures, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in our ventures through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and offering group-wide synergy potential, as we have done in Laos.

  •
  Improving cost efficiencies and capturing synergies.    We will continue to seek ways to further reduce our cost base by rationalizing our operations. In 2002, we initiated a more strict, centralized cost reduction program across our operations, which has lowered our costs. In addition, we expect to realize additional synergies across our multi-country operations, such as sharing of information, human resources, best practices and technologies and centralized negotiations of financing and of supply contracts for network and equipment handsets.

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  Completing our migration to the GSM standard.    We expect GSM subscribers to exceed 50% of our total subscriber base by the end of 2004. Our Asian and African businesses are fully GSM-based, except for Pakistan, where GSM will be rolled-out to our customers in the first part of 2004. In Latin America, we will introduce GSM systems in Paraguay and Guatemala in the first half of 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues from prepaid minutes and roaming services while lowering our infrastructure and maintenance costs. GSM also offers our customers greater choice of handsets at a lower cost with improved functionality.

Our Operations

        The following table shows certain information for each of our cellular operations as at September 30, 2003.

Market	Ownership	Method of consolidation(1)	Start- Up Date	Technology(2)	Estimated Population of Area under License(3)	Cellular Penetration as of September 30, 2003(4)	Number of Subscribers as of September 30, 2003		Estimated Market Position at September 30, 2003(4)
	(percent)				(millions)	(percent)	(000's)
Sanbao Telecom (Asia)
Cambodia	58.4%	JV	1997	GSM	12.8	4.7	413.7		1 of 4
Lao People's Democratic Republic	78.0%	S	2003	GSM	5.8	2.1	12.2		2 of 3
Pakistan—Pakcom	61.3%	S	1990	TDMA/AMPS	—	—	465.3		2 of 3	(5)
Pakistan—Paktel	98.9%	S	1990	GSM/TDMA/AMPS	147.7	1.9	310.3		2 of 3	(5)
Sri Lanka	99.9%	S	1989	GSM/TACS	19.6	6.7	328.0		2 of 4
Vietnam(6)	40.0%	S	1995	GSM	81.1	3.0	908.1		2 of 4
MIC Latin America
Bolivia	100.0%	S	1991	TDMA/AMPS	8.4	14.7	399.7		2 of 3
El Salvador(7)	70.0%	S	1993	TDMA/AMPS	6.4	14.7	462.3		1 of 4
Guatemala	55.0%	JV	1990	TDMA/AMPS	13.3	12.3	539.2		2 of 4
Honduras	50.0%	JV	1996	CDMA/AMPS	6.6	4.7	319.0		1 of 1
Paraguay	96.0%	S	1992	TDMA/AMPS	5.9	19.9	614.1		1 of 4
MIC Africa
Ghana	100.0%	S	1992	GSM/TACS	20.2	3.8	86.5		3 of 4
Mauritius	50.0%	JV	1989	GSM	1.2	33.7	109.1		2 of 2
Senegal	75.0%	S	1999	GSM	10.6	6.5	163.3		2 of 2
Sierra Leone	70.0%	S	2001	GSM	5.6	1.4	19.1		2 of 2
Tanzania	57.0%	JV	1994	GSM/TACS	37.2	2.6	153.4		3 of 4

Total					382.4		5,303.8	(8)

(1)
JV = Joint Ventures. Under International Financial Reporting Standards, or IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest.

S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

MIC determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations of the above ventures.

(2)
"AMPS", Advanced Mobile Phone System, is the analog standard developed for and used in North America and is used widely throughout the world. "TACS", Total Access Communications System, was initially the standard for the United Kingdom and is now used primarily in other Commonwealth countries. GSM is the digital standard developed for Europe. "TDMA", Time Division Multiple Access, is the system most widely used in North and South America.

(3)
Source: U.S. Central Intelligence Agency's "The World Factbook" for 2003.

(4)
Source: EMC, a cellular market research firm.

(5)
Represents combined market position of Pakcom and Paktel.

(6)
Comvik International (Vietnam) AB, our 80%-owned subsidiary which we refer to as CIV, and Vietnam Mobile Services Co have entered into a business cooperation contract to operate a national cellular GSM system in Vietnam, which we refer to as Mobifone. This agreement, which has a ten-year term from July 1, 1995, currently provides that CIV will be entitled to receive 50% of Mobifone's net revenues through June 2005.

(7)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as a long-term asset in the balance sheet. In September 2003, we resolved this dispute and, due to the irrevocable commitment of our local partners to sell their shares to the operation, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003.

(8)
Proportional subscribers at September 30, 2003 were 3,806,646.

Initial Issuance of Notes

        We originally issued the Notes in May 2003 in an exchange offer and consent solicitation transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. In the exchange offer, we issued in exchange for approximately $781 million (representing approximately 85% of the issue) in principal amount of our 13 1/2% Senior Subordinated Discount Notes due 2006, which we refer to as the Old Notes, approximately $562 million of 11% Senior Notes due 2006, which we refer to as the 11% Senior Notes, and approximately $64 million of the Notes. Concurrently with the exchange offer, we solicited consents for certain amendments to the indenture under which the Old Notes were issued for a consent fee of $50 for each $1,000 of principal amount of Old Notes consenting. These amendments eliminated covenants of the Old Notes which limited restricted payments, dividend and other payment restrictions affecting subsidiaries and asset dispositions.

        Pursuant to the terms of the indenture under which the Notes were issued, we granted registration rights to holders of our Notes. The Registration Statement on Form F-3, of which this prospectus forms a part, is filed to comply with our obligations under the indenture and is covering the resales by the holders of these Notes and the common stock issuable upon conversion of the Notes.

Recent Developments

        Debt restructuring plan.    In 2003, we implemented a restructuring plan to substantially improve our liquidity by reducing our indebtedness and debt service obligations. As of December 31, 2002, we had total consolidated indebtedness of $1.23 billion, which required a substantial amount of cash from operations to service our debt. In addition to divesting selected assets (for example, we divested MIC Systems (including Mach), certain Tele2 AB shares, our operation in the Philippines, our operation in Colombia, and Liberty Broadband Limited), we have undertaken a balance sheet restructuring plan. In May 2003, MIC issued $562 million principal amount of 11% Senior Notes and $64 million principal amount of the Notes in exchange for $781 million principal amount of Old Notes.

        On August 7, 2003, our subsidiary, Millicom Telecommunications S.A., issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) mandatorily exchangeable notes, which are mandatorily exchangeable into shares of Tele2 AB and which we refer to as the Mandatorily Exchangeable Notes. On August 15, 2003 and September 30, 2003, we repurchased in private transactions $57 million and redeemed $110 million, respectively, in aggregate principal amount of the 11% Senior Notes.

        As a result, our total consolidated indebtedness as of September 30, 2003 was $1.14 billion and our total consolidated net indebtedness (representing total consolidated indebtedness excluding cash, cash equivalents and short-term time deposits) was $991.1 million. This is a 26% reduction in our total consolidated net indebtedness from the same time last year. Of such indebtedness, $328.5 million relates to the Mandatorily Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the Mandatorily Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the Mandatorily Exchangeable Notes. To date, our restructuring plan has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

        On November 7, 2003, MIC commenced a cash tender offer and consent solicitation relating to all of the $395,219,000 outstanding principal amount of the 11% Senior Notes, which expired on December 8, 2003.

        On November 24, 2003, MIC issued $550 million principal amount of 10% Senior Notes due 2013, which we refer to as 10% Senior Notes, and issued a notice of redemption in respect of the total remaining outstanding amount of Old Notes. We used approximately $273 million of the proceeds of the offering of the 10% Senior Notes to acquire the outstanding amount of 11% Senior Notes tendered on or prior to December 8, 2003. MIC issued a notice of redemption with respect to the total remaining outstanding amount of 11% Senior Notes on December 5, 2003, with a redemption date of December 10, 2003. We used approximately $143.8 million of the proceeds from the 10% Senior Notes to redeem in full the remaining outstanding amount of 11% Senior Notes. MIC redeemed the Old Notes in their entirety on December 29, 2003.

        Kinnevik purchase of additional Notes.    On December 15, 2003, Industriförvaltnings AB Kinnevik, or Kinnevik, announced that it had purchased $10,863,000 in aggregate principal amount of the Notes, which are convertible into an aggregate of 1,010,512 shares of our common stock. As a result, Kinnevik holds an aggregate of $13,205,000 in principal amount of the Notes, which are convertible into an aggregate of 1,228,372 shares of our common stock. Including the shares of common stock into which Kinnevik may convert the Notes, as of the date of this prospectus, Kinnevik owns approximately 40.1% of our outstanding common stock.

        El Salvador operations consolidated and equity ownership interest to be increased.    On September 15, 2003, Telemóvil El Salvador S.A., our cellular telephone operation in El Salvador, which we refer to as Telemóvil, was reconsolidated after we resolved a dispute with our local partners and reassumed management control. Telemóvil is the market leader in El Salvador and, as of September 30, 2003, had 462,311 total subscribers. In addition, we have agreed on a schedule with our partners in El Salvador to increase our equity interest from 70% to 100% over a maximum of the next six years. From an accounting perspective, Telemóvil has been accounted for as a 100% owned subsidiary since September 15, 2003.

Corporate Information

        We were incorporated in the Grand Duchy of Luxembourg on June 16, 1992. Our executive offices are located at 75 Route de Longwy, L-8080 Bertrange, Grand Duchy of Luxembourg, and our telephone number is (352) 27 759 101.

        Our shares are currently traded on the Nasdaq National Market under the symbol "MICC" and on the Luxembourg Stock Exchange.

Millicom International Operations, B.V.

        Millicom International Operations, B.V., or Millicom Operations, is a Netherlands corporation formed on March 4, 1999. It is an indirect, wholly owned subsidiary of Millicom and an intermediate holding company which holds our interests in the majority of our operating subsidiaries and joint ventures. Millicom Operation's address is Locatellide 1, Parnussustoren, 1076 AZ Amsterdam, the Netherlands, telephone number (31) 20 575 5600.

The Offering

Issuer	Millicom International Cellular S.A., or Millicom.
Securities Offered	• $63,531,000 in aggregate principal amount of 2% Senior Convertible PIK Notes due 2006 which are convertible into common stock of Millicom; and
• 5,909,777 shares of common stock of Millicom issuable upon conversion of the Notes.
Guarantee
Millicom Operations guarantees the punctual payment, when due, of the principal of, and interest and additional amounts, if any, payable on the Notes, as described in "Description of the Guarantee—Special Terms of the Guarantee."
Maturity	June l, 2006, unless earlier redeemed or converted.
Interest Payment Dates	Payable semi-annually in arrears on June 1 and December 1 of each year.
Interest Rate
The Notes will bear interest at a rate of 2% per year, payable at our option, either in additional Notes or in cash. Interest on the Notes accrues from May 8, 2003. As of December 4, 2003, the Notes began accruing additional interest at the rate of 0.25% per annum for 90 days and will continue such accrual until such time that the Registration Statement, of which this prospectus forms a part, shall have been declared effective. For each additional 90 day period that there is no registration statement in effect, the interest rate of the Notes shall increase by an additional 0.25% per annum. See "Description of the Notes—General."
Optional Conversion by Holders
Holders may convert the Notes, unless previously redeemed or repurchased, into Millicom's common stock at a conversion price of $10.75 per share (equal to a conversion rate of 93.02 shares per $1,000 principal amount of Notes), subject to certain adjustments. See "Description of the Notes—Conversion."
Optional Redemption by Millicom
We may redeem the Notes, at any time and from time to time, independently, in whole or in part, on not less than 30 nor more than 60 days prior written notice to each holder, prior to June 1, 2004 at a price equal to 102.25% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption, and at June 1, 2004 and thereafter at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

At redemption of the Notes, we may, at our option, pay all or a portion of the then outstanding principal amount of the Notes in cash or in shares of our common stock. If we decide to pay all or a portion of the principal amount in shares of our common stock, we will specify this in the notice of redemption. We will calculate the number of shares of common stock a holder is entitled to receive by dividing the principal amount of Notes being redeemed by the lesser of (a) the conversion price and (b) the average closing prices of common stock over the 60-day period immediately preceding the redemption date. See "Description of the Notes—Optional Redemption."
Right of Holders to Require Repurchase
Each holder of the Notes may require us to repurchase some or all of the holder's Notes at 101% of their principal amount, plus accrued and unpaid interest, in certain circumstances involving a change of control of Millicom or upon certain net proceeds becoming available to us as a result of dispositions of our assets.
Ratio of Earnings to Fixed Charges	Six Months Ended	Year Ended December 31,
	June 30, 2003	2002	2001	2000	1999	1998
	4.47x	—	—	3.21x	—	1.43x
Use of Proceeds	Neither we nor Millicom Operations will receive any proceeds from the sale by the selling securityholders of the Notes and common stock.
Trading	Our common stock is traded on the Nasdaq National Market under the symbol "MICC." We do not currently anticipate any listing for the Notes.
Risk Factors	Investing in our Notes or common stock involves risks. Please carefully review the Risk Factors beginning on page 14.

SUMMARY FINANCIAL DATA

        We report under International Financial Reporting Standards, or IFRS. The following tables present comparative information under IFRS and U.S. generally accepted accounting principles, or U.S. GAAP. For a reconciliation of net profit (loss) and shareholders' equity to U.S. GAAP and a discussion of the principal differences between the accounting policies applied by us under IFRS and U.S. GAAP, please see Note 30 of the "Notes to the Consolidated Financial Statements" and Note 13 of the "Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2003", which are incorporated by reference in this prospectus from our interim report on Form 6-K. See "Incorporation by Reference."

        The following tables set forth our summary financial data for the periods ended and as at the dates indicated below. The year-end financial data are based upon our audited consolidated financial statements. The six-month financial data are based upon our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2003 and 2002. Results for interim periods are not necessarily indicative of results for the full year.

        The following data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and other financial information, which are incorporated by reference in this prospectus from our interim report on Form 6-K. See "Incorporation by Reference."

(Prepared under International Financial Reporting Standards)
(in thousands of U.S. dollars, except ratios, share and per share data)

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999(1)	1998(1)
	(unaudited)					(restated)	(restated)
Profit and Loss Statement Data:
Revenues	288,581	294,081	605,186	644,570	570,840	552,401	458,978
Operating profit/(loss)	76,137	86,392	122,313	92,786	(53,378)	(8,610)	120,835
Gain (loss) from investment securities	101,705	(15,093)	(299,963)	(15,931)	665,262	144,296	73,899
Profit/(loss) for the period from continuing operations(2)	204,377	(33,606)	(507,162)	(138,020)	408,468	(32,857)	50,347
Profit/(loss) for the period	202,261	(40,378)	(385,143)	(138,053)	355,388	(42,303)	38,144
Basic (loss)/earnings from continuing operations per common share	12.55	(2.06)	(31.08)	(8.46)	25.10	(2.03)	3.10
Basic (loss)/earnings per common share	12.42	(2.47)	(23.60)	(8.46)	21.84	(2.61)	2.35
Weighted average number of shares in basic computation (in thousands)(3)	16,284	16,318	16,318	16,314	16,273	16,215	16,217
Diluted (loss)/earnings from continuing operations per common share	11.36	(2.06)	(31.08)	(8.46)	24.76	(2.03)	3.09
Diluted (loss)/earnings per common share	11.25	(2.47)	(23.60)	(8.46)	21.54	(2.61)	2.34
Weighted average number of shares in diluted computation (in thousands)(3)	18,053	16,318	16,318	16,314	16,500	16,215	16,313
Dividends per share	—	—	—	—	—	—	—

	As of June 30,	As of December 31,
	2003	2002	2001	2000	1999(1)	1998(1)
	(unaudited)				(restated)	(restated)
Balance Sheet Data:
Tangible assets, net	412,503	458,933	512,236	577,501	499,579	489,371
Licenses, net	29,866	84,471	164,541	201,124	173,681	188,863
Investment in securities(4)	389,989	321,926	676,829	816,211	407,978	281,457
Investments in associated companies(5)	1,101	1,013	52,858	—	139,963	5,020
Cash, cash equivalents and time deposits	88,567	86,651	77,720	125,868	81,116	235,553
Total assets	1,145,579	1,203,119	1,870,930	2,112,228	1,639,461	1,563,147
Current liabilities	291,769	375,862	469,191	651,034	357,045	383,160
Non-current liabilities	907,846	1,098,783	1,322,583	1,112,331	983,292	946,154
Minority interest	32,534	23,733	10,262	7,672	4,295	2,531
Shareholders' equity/(deficit)	(86,570)	(295,259)	68,894	341,191	294,829	231,302
	As of and for Six Months Ended June 30,	As of and for Year Ended December 31,
	2003	2002	2001	2000	1999(1)	1998(1)
					(restated)	(restated)
Other Financial Data and Ratios (unaudited):
Capital expenditures	31,387	97,774	179,521	210,325	167,914	193,960
Ratio of earnings to fixed charges(6)	4.47x	—	—	3.21x	—	1.43x
	As of and for Six Months Ended June 30,		As of and for Year Ended December 31,
	2003	2002	2002	2001	2000
Operating Data (unaudited):(7)
Total Subscribers (in thousands)
Prepaid	4,594,329	3,162,938	3,448,269	2,525,279	1,863,243
Postpaid	709,512	552,793	554,642	604,327	709,439
Churn (%)(8)
Prepaid	4.7	4.2	4.2	4.0	5.4
Postpaid	2.2	3.6	3.2	4.1	3.1

(Prepared under U.S. GAAP)(9)
(in thousands of U.S. dollars, except ratios, share and per share data)

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001(10)	2000(10)	1999(10)	1998(10)
	(unaudited)			(restated)	(restated)	(restated)	(restated)
Profit and Loss Statement Data:
Revenues	189,460	204,155	415,864	419,542	369,908	257,097	228,888
Revenues from continuing operations	183,534	162,868	335,675	346,386	297,702	238,792	214,186
Cost of sales from continuing operations	(44,773)	(44,102)	(146,980)	(153,790)	(207,755)	(112,771)	(97,238)
Operating expenses from continuing operations	(45,962)	(40,468)	(135,010)	(151,196)	(176,183)	(125,505)	(109,122)
Operating profit (loss)	45,315	42,394	(33,845)	12,875	(26,373)	15,405	(1,284)
Operating profit (loss) from continuing operations	45,571	40,124	65,159	76,447	(88,991)	137,103	137,746
Gain (loss) from investment securities	101,705	(10,432)	(299,963)	(15,931)	706,837	144,296	73,899
Profit (loss) for the period from continuing operations(2)	108,629	(29,000)	(330,357)	(126,180)	420,817	(15,697)	(10,516)
Profit (loss) for the period	108,332	(24,742)	(328,820)	(174,766)	370,573	(27,549)	(17,259)
Basic (loss) earnings from continuing operations per common share(11)	6.67	(2.35)	(20.24)	(7.73)	25.86	(0.97)	(0.65)
Basic (loss) earnings per common share	6.65	(1.52)	(20.15)	(10.71)	22.77	(1.70)	(1.06)
Weighted average number of shares in basic computation (in thousands)(3)	16,284	16,318	16,318	16,314	16,273	16,215	16,217
Diluted (loss) earnings from continuing operations per common share(11)	6.06	(2.35)	(20.24)	(7.73)	25.50	(0.97)	(0.65)
Diluted (loss) earnings per common share	6.04	(1.52)	(20.15)	(10.71)	22.46	(1.70)	(1.06)
Weighted average number of shares in diluted computation (in thousands)(3)	18,053	16,318	16,318	16,314	16,500	16,215	16,217
	As of June 30,	As of December 31,
	2003	2002	2001(10)	2000(10)	1999(10)	1998(10)
	(unaudited)		(restated)	(restated)	(restated)	(restated)
Balance Sheet Data:
Tangible assets, net	282,363	286,372	376,676	399,585	293,960	251,869
Licenses, net	18,957	20,407	137,910	183,221	92,261	116,190
Investment in securities(4)	389,968	321,905	675,865	816,456	408,213	261,514
Investments in associated companies	123,682	111,622	131,616	77,130	136,483	54,469
Total assets	1,077,848	1,123,194	1,724,439	1,902,814	1,314,816	1,229,147
Current liabilities	246,840	270,910	339,311	485,706	193,681	194,274
Non-current liabilities	881,626	1,033,743	1,302,088	1,137,637	905,444	877,259
Minority interest	32,534	23,733	10,262	7,672	4,295	2,531
Shareholders' equity/(deficit)	(83,152)	(297,102)	72,778	271,799	211,396	155,083

	Six Months Ended June 30,	Year Ended December 31,
	2003	2002	2001(10)	2000(10)	1999(10)	1998(10)
	(unaudited)		(restated)	(restated)	(restated)	(restated)
Other Financial Data and Ratios:
Capital Expenditure	18,223	75,833	117,426	143,202	90,138	92,221
Ratio of earnings to fixed charges(6)	2.71x	—	—	3.69x	1.53x	1.29x

(1)
The figures as of and for the years ended December 31, 1999 and 1998 have been restated to reflect the retrospective application of IAS No. 38, under which the amortization of intangibles is mandatory.

(2)
Under IFRS, MIC Systems and FORA Telecom BV have been reported as discontinuing operations in our consolidated financial statements. Under U.S. GAAP, MIC Systems, Liberty Broadband Limited (formerly Tele2 (UK)) and Celcaribe S.A. have been reported as discontinuing operations.

(3)
The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split in February 2003, whereby three existing shares of a par value of $2 each were exchanged for one new share with a par value of $6. The average number of shares, which is calculated on a weighted average basis, does not include shares held by us and shares that have no voting, dividend or other rights while held by their current holders (7,423,767 shares at December 31, 2002).

(4)
For the years ended December 31, 2001, 2000 and 1999, an amount of $5,027,000 has been reclassified from other non-current assets to investment in securities. This amount corresponds to our investment in Great Universal, Inc.

(5)
Investments in associated companies under IFRS were as follows. As at June 30, 2003 and December 31, 2002, Navega S.A. As at December 31, 2001, MIC's operation in El Salvador. As at December 31, 1999, Société Européenne de Communication S.A. As at December 31, 1998, Great Universal, Inc.

(6)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represents pre-tax income from continuing operations before minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less capitalized interest. Fixed charges include interest expense (including amortized premiums, discounts and capitalized expenses related to indebtedness) and a reasonable approximation of the interest component of rent expense. Due to the losses in 2002, 2001 and 1999, under IFRS the ratio of earnings to fixed charges was less than 1:1. Therefore, under IFRS we needed to generate additional earnings of $463,529,000, $126,352,000 and $4,636,000 in 2002, 2001 and 1999, respectively, to achieve a ratio of earnings to fixed charges of 1:1. Due to the losses in 2002 and 2001, under U.S. GAAP the ratio of earnings to fixed charges was less than 1:1. Therefore, under U.S. GAAP we needed to generate additional earnings of $291,109,000 and $137,302,000 in 2002 and 2001, respectively, to achieve a ratio of earnings to fixed charges of 1:1.

(7)
Operating data excludes divested operations.

(8)
We calculate churn rates by dividing the number of subscribers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a subscriber fails to pay his or her bill), by the average number of subscribers during the period. We believe that we apply conservative policies in calculating customer totals and the related churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating customer churn.

(9)
As described in Note 30 of the "Notes to the Consolidated Financial Statements," under U.S. GAAP, we should consolidate our investment in Great Universal, Inc. and Modern Holdings Incorporated. The U.S. GAAP revenues and operating profit (loss) for each of the years presented in the table above do not include the effect of the consolidation. However, the effects of the consolidation on our reported revenues and operating profit (loss) for each of the years ended December 31, 2002, 2001 and 2000 and for each of the periods ended June 30, 2003 and 2002 are disclosed in Note 30 of the "Notes to the Consolidated Financial Statements" and Note 13 to the "Unaudited Interim Condensed Consolidated Financial Statements," respectively.

(10)
The U.S. GAAP figures for the years ended December 31, 2001, 2000, 1999 and 1998 have been restated to reflect the correction of certain errors as described in Note 30 of the "Notes to the Consolidated Financial Statements." The reconciliation between the previously reported net profit (loss) and shareholders' equity under U.S. GAAP as of and for the years ended December 31, 2001 and 2000 and the corresponding restated amounts are presented in Note 30 of the "Notes to the Consolidated Financial Statements." The U.S. GAAP figures for the years ended December 31, 1999 and 1998 have been adjusted to reflect the correct application of the equity method of accounting of our joint ventures under U.S. GAAP. Other restatement items, as described in Note 30 of the "Notes to the Consolidated Financial Statements", only refer to the years ended December 31, 2001 and 2000.

(11)
Excludes impact of cumulative effect of change in accounting policy.

RISK FACTORS

        Investing in our Notes or common stock involves risks. Before deciding to purchase our Notes or common stock into which the Notes are convertible, you should carefully consider the following factors and other information in this prospectus with respect to the Notes and our common stock.

Risks Relating to our Debt and the Notes

  Our substantial debt could have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

        We have a substantial amount of debt and significant debt service obligations. As of September 30, 2003, the total debt and other financing of us and all of our ventures was $1,177,547,000, of which $35,822,000 was not consolidated. Of this amount, $910,176,000 represented our indebtedness and $231,548,000 represented our consolidated share of the indebtedness of our ventures. Corporate guarantees, cash deposits and standby letters of credit (issued at our request and guaranteed by us) secured $93,366,000 of the indebtedness of our ventures at September 30, 2003. Of our indebtedness at that date, $328,493,000 related to Millicom Telecommunications S.A.'s mandatorily exchangeable notes, which are mandatorily exchangeable into Tele2 AB shares.

        In 2002, we experienced liquidity concerns resulting from our substantial indebtedness. Although we have implemented a restructuring program that has improved our liquidity by reducing our overall indebtedness and debt service obligations, there can be no assurance that we will not incur additional indebtedness that could result in liquidity concerns or other negative consequences in the future.

        Our level of indebtedness could have important negative consequences for us. For example, it could:

  •
  require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  increase our vulnerability to adverse general economic or industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

  •
  limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and our other debt; and

  •
  place us at a competitive disadvantage compared to our competitors that have less debt.

  Our ability to pay principal and interest on the Notes may be affected by our organizational structure. We are dependent upon payments from our ventures to fund payments to you on the Notes, and our ability to receive funds from our ventures is often dependent upon the consent of other participants who are not under our control.

        MIC and Millicom Operations are holding companies that do not themselves conduct any business operations. As a result, we rely upon dividends and other payments from our ventures to generate the funds necessary to meet our obligations. The ventures are legally distinct from us and have no obligation to pay amounts due with respect to our obligations, including the Notes, or to make funds available for such payments. Our ventures do not guarantee our obligations and will not guarantee the payment of principal or of interest on the Notes. The ability of our ventures to make such payments to us will be subject to, among other things, the availability of profits or funds, the terms of each venture's indebtedness, the agreement of the venture partner(s) pursuant to shareholder agreements and applicable laws, including foreign exchange control and other local laws. The majority of our operations have entered into financing facilities, some of which are guaranteed by us and many of which restrict, and a few of which prohibit, the payment of dividends by those ventures to us.

  The Notes are structurally subordinated to indebtedness of our subsidiaries and ventures.

        Because the Notes are only guaranteed by Millicom Operations as an intermediate holding company but are not guaranteed by any of our subsidiaries or ventures, the Notes will be effectively junior and structurally subordinated to all debt and other liabilities of our subsidiaries and ventures, however, by virtue of the Guarantee they are effectively structurally senior to the remaining unsecured indebtedness of Millicom. Generally, claims of creditors of a subsidiary or a venture, including trade creditors and claims of preferred shareholders, if any, of such subsidiary or venture will have priority with respect to the assets and earnings of such subsidiary or venture over the claims of the creditors of its parent company as a shareholder, except to the extent the parent is a creditor of such subsidiary or to the extent security has been provided to the creditors of the parent by such subsidiary. Consequently, in the event of a liquidation, winding up, bankruptcy reorganization or similar proceeding relating to MIC or any of MIC's subsidiaries or ventures, the assets of the relevant subsidiary or venture will be available to satisfy claims of creditors and preference shareholders of the subsidiary or venture before they are available or distributed to MIC. At September 30, 2003, the total debt and other financing of our ventures was $353,222,000 (including trade creditors). Subject to specified limitations, our subsidiaries and ventures may incur additional debt from time to time, all of which will be structurally senior to the Notes. You should read the discussions in "Description of the Notes—Covenants—Limitation on Debt" for further information about our ability to incur additional debt.

  We and our ventures may be able to incur substantially more debt.

        Subject to the restrictions in the indenture governing the Notes and in other instruments governing our outstanding debt, we and our ventures may be able to incur substantial additional debt in the future, which could be structurally senior to the Notes, including secured debt. Although the terms of the indenture governing the Notes and the instruments governing certain of our other outstanding debt contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and debt incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our current debt levels, the substantial leverage-related risks described above would increase.

  Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt including the Notes.

        Our ability to meet our debt service obligations or to refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditures or sell assets. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially favorable terms or at all, we may not be able to satisfy our obligations with respect to our debt including the Notes. If this were to occur, holders of the relevant debt including the Notes would be able to declare the full amount of such debt due and payable. Our assets may not be sufficient to pay such amounts.

  Restrictions imposed by the indentures governing our outstanding debt contain various covenants that limit our ability to take certain actions.

        The indentures governing certain of our outstanding debt contain various covenants that limit our flexibility in operating our business. For example, these agreements restrict the ability of MIC and certain of MIC's subsidiaries to, among other things:

  •
  borrow money;

  •
  pay dividends or make other distributions;

  •
  create certain liens;

  •
  make certain asset dispositions;

  •
  make certain loans or investments;

  •
  issue or sell share capital of our subsidiaries;

  •
  issue certain guarantees;

  •
  enter into transactions with affiliates; and

  •
  merge, consolidate, or sell, lease or transfer all or substantially all of our assets.

        We cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect our ability to finance our future operations or capital needs, engage in other business activities that may be in our interest or react to adverse market developments.

  We may be unable to repurchase the Notes as required upon a change of control.

        If MIC experiences a change of control, we would be required under certain circumstances to make an offer to repurchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, we may be unable to do so because we might not have enough available funds at the time of such change of control to make the required purchase of the Notes. See "Description of the Notes—Change of Control." In addition, future indebtedness may limit our ability to repurchase the Notes upon a change of control.

  An active trading market may not develop for the Notes.

        The Notes are new securities for which there is currently no existing market. We do not currently anticipate to list the Notes. We cannot assure you as to the liquidity of any market that may develop for the Notes, the ability of holders of the Notes to sell them or the price at which the holders of the Notes may be able to sell them. The liquidity for any market for the Notes will depend on the number of holders of the Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our own financial condition, performance and prospects, as well as recommendations by securities analysts. Historically, the market for non-investment grade debt, such as the Notes, has been subject to disruptions that have caused substantial price volatility. We cannot assure you that if a market for the Notes were to develop, such a market would not be subject to similar disruptions. If an active trading market does not develop or cannot be maintained, this could have a material adverse effect on the liquidity and the trading price of the Notes. Market fluctuations, as well as economic conditions, have adversely affected the market price of many securities. We cannot assure you that these conditions will not adversely affect the market price of the Notes.

        If a market for the Notes does develop, we also cannot assure you that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the Notes.

  Luxembourg or other local insolvency laws to which we or our subsidiaries may be subject may not be as favorable to you as U.S. bankruptcy laws.

        Due to the nature of Luxembourg insolvency law, the ability of noteholders to protect their interests in us may be more limited than would be the case under U.S. bankruptcy laws. Under Luxembourg insolvency law, our liabilities in respect of the Notes will be paid in the event of insolvency proceedings after payment of all secured debts, the cost of liquidation and those of our debts which are entitled to priority. These preferential debts include:

  •
  debts to the Luxembourg treasury for taxes, such as corporate income tax and value-added tax;

  •
  debts to the Luxembourg social security system for contributions owed in relation to salaries paid; and

  •
  debts to employees' wages or other entitlements relating to the last six months of their employment or relating to indemnities due because of termination of their employment up to a total ceiling per employee as fixed by regulations from time to time.

        If a liquidator or administrator can show that we have given a "preference" to any person by defrauding the rights of creditors generally, regardless of when this fraud occurred, a Luxembourg court has the power, among other things, to void the preferential transaction. This provision of Luxembourg insolvency law may affect transactions entered into, or payments made by us, during the period before liquidation or administration.

        In addition, certain payments or transactions may be declared void by the Luxembourg court if they occurred during the so-called "suspect period" (up to six months and 10 days prior to the insolvency judgment). Payments or other actions for consideration made during the "suspect period" may also be declared void if the counterparty knew that we were generally unable to pay our debts.

        Under Luxembourg law, there is generally no consolidation of the assets and liabilities of a group of companies in the event of bankruptcy. Each individual company most likely would be treated separately by a bankruptcy administrator. The assets of our subsidiaries would first be used to satisfy the debts of each respective subsidiary and only the remaining surplus assets, if any, of a subsidiary would benefit our creditors. As a result, your ability to protect your interests as a creditor of a parent of a subsidiary may not be as strong under Luxembourg law as it would be under U.S. law or the laws of other jurisdictions.

        All of our subsidiaries are incorporated in jurisdictions other than the United States and are subject to the insolvency laws of those jurisdictions. The insolvency laws of these jurisdictions may not be as favorable to your interests as creditors as the bankruptcy laws of the United States or certain other jurisdictions.

        Under Dutch bankruptcy law there are two main types of proceedings which may be commenced: (i) suspension of payments (surséance van betaling) whereby the debtor is given temporary relief against the creditors in order to reorganise and continue in business, and ultimately to satisfy creditors' claims, and (ii) bankruptcy (faillissement) in which the debtor's assets, including any asset acquired after the declaration of bankruptcy, are liquidated to pay the creditors' claims.

        In case of suspension of payments, creditors whose claims have not been secured or have only been granted a security interest after the declaration of the suspension of payments, will not be able to pursue their claims against the debtor.

        In case of a bankruptcy the debtor's assets will be sold by a court-appointed bankruptcy trustee, in order to pay, as much as possible, all creditors' claims. The Dutch Bankruptcy Act (Faillissementswet) applies to bankruptcy declared in the Netherlands as lex concursus. The leading principle of Dutch bankruptcy law is the paritas creditorum principle, which means that all creditors have an equal right to payment and that the proceeds of the bankrupt's estate will be distributed in proportion to the size of their claims. However, the principle of paritas creditorum does not apply to:

  •
  secured creditors (separatisten); and

  •
  creditors who have a preference by virtue of Dutch law (voorrecht).

        The remaining creditors, who are the creditors who have an unsecured claim and which are not creditors who have a preference by virtue of Dutch law (concurrente crediteuren), share pro rata parte in the balance available to them.

        Pursuant to Dutch case law of the Supreme Court (Hoge Raad), the principle of territoriality applies with respect to the effect of a foreign bankruptcy in the Netherlands (unless a treaty applies which dictates otherwise). This means that a foreign bankruptcy does not have any effect in the Netherlands as such. Consequently, if a foreign debtor goes bankrupt the assets of the foreign debtor which are located in the Netherlands are unavailable for distribution under the foreign bankruptcy laws and will not fall under the foreign bankruptcy. Furthermore, the bankruptcy of a foreign debtor does not affect the possibilities of creditors to recover their loss on the assets of the foreign debtor in the Netherlands.

        The most important secured creditors are:

  •
  creditors who have the right of ownership of personal property (inter alia through retention of title);

  •
  creditors who hold a right of mortgage; and

  •
  creditors who hold a right of pledge.

        Creditors who hold a security interest may exclude the collateral from the debtor's estate and foreclose on their security. As a general rule, the secured creditor is entitled to prompt foreclosure even if the debtor has been declared bankrupt. Such creditor is entitled to apply the proceeds of the sold collateral to their claims. The court may, for a period of one month with a possible extension of another month, order a general stay ("cool down period", afkoelingsperiode) of all creditor's actions, including foreclosure by secured and privileged creditors.

        Under the Dutch Bankruptcy Act, a receiver in bankruptcy can require the holder of a security right in an asset which forms part of the bankrupt estate to foreclose such security right within a reasonable period of time and, if such holder fails to do so, the receiver may sell such assets himself in a manner provided for in the Dutch Bankruptcy Act, as a consequence of which the holder of the security right concerned may only realize his claim by submission thereof in the bankruptcy and through distributions of the proceeds of the sale, if any, less the holder's share in the bankruptcy costs.

        Section 3:45(1) of the Dutch Civil Code provides that where a debtor who enters into a transaction without being legally obliged to do so, knew or should have known that the possibilities for one or more if its creditors to seek recourse against its assets would be adversely affected thereby, any creditor whose possibilities to recover his claim have been prejudiced has the right to invoke the nullity of such transaction if certain conditions are met ("Actio Pauliana").

        Apart from this provision in the Dutch Civil Code, the Dutch Bankruptcy Act contains a so-called Bankruptcy Pauliana in section 42, which invalidates transactions between the debtor and a third party, which the debtor is not obligated to contract or by law to perform, i.e. those which are voluntarily undertaken by the debtor. In the Netherlands, the trustee is empowered to void voluntary executed transactions, provided he can establish that both parties to the transactions knew or should have known that the transaction would have effect of decreasing the amount the other creditors would receive had the transaction not been executed.

        Knowledge that the transaction has prejudiced the debtor's creditors is presumed by law for all transactions performed within one year of a declaration of bankruptcy, provided it can also be established that the transaction belongs to one of the following categories:

  •
  transactions in which the debtor received substantially less than the estimated value;

  •
  payment or granting of security for debts which are not yet due;

  •
  transactions entered into by the debtor with certain relatives;

  •
  transactions entered into by the debtor-corporation with its managing directors, a member of the board (supervisory director), certain relatives of those directors or certain shareholders;

  •
  transactions by the debtor-corporation with an affiliated legal entity; or

  •
  transactions by the debtor-corporation with a subsidiary or affiliated company.

        In the above instances the presumption of knowledge of prejudice to the other creditors may be overcome by the creditor involved in the transaction demonstrating his lack of such knowledge.

        If the debtor's counterpart in the transaction gave either no or grossly insufficient consideration (i.e. if a gift is involved) the bankruptcy trustee must merely establish that the debtor knew he had caused prejudice to its creditors. Donations made within one year prior to the bankruptcy declaration are statutorily presumed to have been made with knowledge that the creditors' rights would be prejudiced.

        If a debtor is legally obligated to perform a certain transaction (be it by law or by contract), this transaction can only be voided, in case the party contracting with the debtor knew about the filing of a petition for bankruptcy of the debtor and the other contracting party to defraud other creditors.

  The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

        We are incorporated under the laws of the Grand Duchy of Luxembourg. All of our directors and executive officers are residents of Luxembourg or other countries other than the United States. All or a substantial portion of our assets and those of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Linklaters Loesch, that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

        The Guarantor is incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands. The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitral awards) in civil and commercial matters and therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated upon U.S. securities laws, would not be enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to a Dutch court the final judgment that has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on the grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, uphold such final judgment and regard it as conclusive evidence, without substantive re-examination or re-litigation on the merits of the subject matter thereof, unless such judgment contravenes public order in the Netherlands.

Risks Relating to our Business

General Risks

  We have a history of losses and may incur losses in the future, and we may be unable to achieve profitability.

        We experienced losses in the nine months ended September 30, 2003 and in each of the years from 1998 to 2002. For the nine months ended September 30, 2003, we made a net loss of $795,000. For the year ended December 31, 2002, we made net losses of $85,180,000. For the year ended December 31, 2001, we made net losses of $122,122,000. For the year ended December 31, 2000, we made net losses of $309,874,000. During 1999 and 1998, we made net losses of $186,599,000 and $35,755,000 respectively. The figures above exclude gains and losses from investment securities, fair value result on financial instruments and gain realized on debt exchange.

        We are not assured of achieving or maintaining profitability in the future, nor are we sure that we will always have sufficient resources to make payments on our indebtedness. Future performance will depend, in particular, on our ability to generate demand and revenue for our services, to maintain existing subscribers and customers and to attract new subscribers and customers. Costs in connection with the acquisition and renewal of licenses and the costs incurred in order to commence and develop operations of cellular and related telecommunications systems will also affect revenues and profitability.

  The agreement pursuant to which we conduct our operations in Vietnam, which is our largest contributor to revenue, expires in 2005, unless extended. We do not exercise management control over Mobifone.

        In 1994, Comvik International Vietnam AB, or CIV, in which we currently have an 80% interest, Kinnevik, our largest shareholder and Vietnam Mobile Services Co., a Vietnamese government-owned company, or VMS, entered into a Business Cooperation Contract, or BCC, to operate a nationwide cellular GSM system in Vietnam known as Mobifone. The BCC provides for, among other things, 50/50 revenue sharing between CIV and VMS. Our operation in Vietnam, which derives all of its revenue from the BCC, is our largest contributor to revenue. The BCC has a 10-year term from July 1, 1995. Upon its expiration on June 30, 2005, legal title to all equipment of the Vietnam operation contributed by ourselves would be transferred to VMS at a price of $1. Although we are currently in negotiations to extend the life of the BCC and have proposed an additional ten-year term, we cannot assure you that the BCC will be extended on equivalent or satisfactory terms, or at all. If the BCC is not extended on equivalent or satisfactory terms, or at all, our results of operations and financial condition would be adversely affected.

        In addition, under the terms of the BCC, MIC does not exercise management control over Mobifone. Certain management decisions, such as the decision to make certain capital expenditures and other business policy decisions, are made by an advisory committee comprised of eight members (four of which are appointed by CIV and four of which are appointed by VMS). Although the advisory committee has in the past made decisions based on our recommendations, we cannot assure you that the advisory committee will make decisions based on our recommendations in the future or that it will act in a manner consistent with our interests. In addition, CIV and VMS must agree in writing to amend the BCC, sell all or substantially all of the business assets or terminate any business license. If a dispute occurs between us and VMS and we are unable to resolve it satisfactory, our results of operations and financial condition would be adversely affected.

  Our ability to receive funds from, and to exercise management control over, our ventures is often dependent upon the consent of other participants who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures could adversely affect our operations.

        We currently participate in 16 cellular ventures in 15 countries. Our participation in each venture differs from market to market, and we do not have a controlling interest in some operations. Sometimes, our ability to withdraw funds, including dividends, from our participation in, and to exercise management control over, ventures and investments therein depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be affected if disagreements develop with venture partners, as have occurred in the past. For example, in 2001 a dispute arose with local shareholders in our operation in El Salvador which resulted in our management determining that we could no longer exercise significant influence in the operation and thus that it was not appropriate to consolidate the operation during the period of the dispute. Although this dispute was resolved in September 2003 and El Salvador is now consolidated with our operations, there can be no assurance that other disagreements will not occur in the future that could adversely affect our operations.

        We rely upon dividends and other payments from our ventures to generate the funds necessary to meet our obligations, including our obligations under the Notes. The ventures are legally distinct from us and have no obligation to pay amounts due with respect to our obligations, or to make funds available for such payments. Our ventures do not guarantee our obligations. The ability of our ventures to make such payments to us will be subject to, among other things, the availability of funds, the agreement of the venture partner(s), the terms of each venture's indebtedness and applicable local laws. The majority of our operations have entered into financing facilities, some of which are guaranteed by us, many of which restrict and some of which prohibit the payment of dividends by those ventures to us. Claims of creditors of our ventures, including trade creditors, will generally have priority over our claims and the holders of our indebtedness. At September 30, 2003, the total debt and other financing of our ventures was $353,222,000 (including trade creditors).

  Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

        Kinnevik, together with our management, the estate of Jan H. Stenbeck, our former chairman who died in August 2002, and both the 1980 and 1985 Stenbeck Trusts, beneficially own 46% of the outstanding shares of our common stock as of September 30, 2003. The estate of Mr. Stenbeck is currently in probate in both Luxembourg and Sweden. Four members of our eight-person Board of Directors are independent. Consequently, the foregoing group of insiders, acting together, can exercise control over our management and affairs, including:

  •
  the composition of our Board of Directors and through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

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  the determination and allocation of business opportunities that may be suitable for us;

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  any determinations with respect to mergers, acquisitions or other business combinations;

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  our acquisition or disposition of assets;

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  our financing; and

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  the incurrence of debt, pledge of our assets and the use of proceeds from any debt financing.

        We cannot assure you that we will agree with the decisions of Kinnevik and the other insiders or that their decisions will be consistent with your interests.

  A substantial number of our directors and executive officers hold positions with Kinnevik or Tele2 AB, which may present conflicts that are resolved in a manner unfavorable to us.

        Four MIC board members hold or held executive positions with Kinnevik, our largest shareholder. Cristina Stenbeck, a member of our Board of Directors, is also Vice Chairman of the Board of Directors of Kinnevik and Invik & Co. In addition, a number of our directors and executive officers hold executive positions with or are directors of Tele2 AB, a leading pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. Tele2 AB is controlled by Kinnevik and certain of its affiliates. These positions could create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for us, Kinnevik or Tele2 AB. These conflicts may ultimately be resolved in a manner that is unfavorable to us. Moreover, a portion of certain of our directors' and officers' time is spent on matters relating to Kinnevik and Tele2 AB, and not us. While it is the current expectation that we have the initial right to consider any telecommunications opportunity that arises in our markets, there is no contractual arrangement to this effect among us and Kinnevik or Tele2 AB and there can be no assurance that we would in fact receive such right of first refusal over any such business opportunity.

  Due to our insufficient equity, there is a risk we may be dissolved.

        Under Luxembourg company law, all companies must have losses less than half their subscribed share capital. If this is not the case, the shareholders must vote as to whether or not to dissolve the company. As of December 31, 2002, we had losses equal to more than half our subscribed share capital. At the annual general meeting held on May 27, 2003, the shareholders elected to continue operations for the coming 12 months. As of June 30, 2003, we had losses equal to more than half our subscribed share capital, and our losses may equal more than half our subscribed share capital in the foreseeable future. There can be no assurance that shareholders will vote to continue operations.

  Our Bolivian venture is in breach of certain financial covenants under its financing agreements. Although none of the lenders has sought to accelerate repayment, there can be no assurance that this will continue to be the case.

        In June 2001, Telefónica Celular de Bolivia SA, or Telecel, signed financing agreements in the amount of $25,000,000 with the International Finance Corporation, or IFC, and $10,000,000 from the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V., or FMO, also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel signed a financing agreement in the amount of approximately $10,000,000 with Bayerische Landesbank Girozentrale, or Bayerische. All three of these financings are guaranteed by MIC. To date, Telecel has made all installment repayments due under these financing agreements and it expects to make the installment repayments due in December 2003 totaling $1,428,741. In the past, MIC has loaned money to help Telecel meet its obligations under these financings as they became due. As of September 30, 2003, $33,677,000 in aggregate was outstanding under its third-party financing arrangements.

        Since April 1, 2002, Telecel has been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances have been re-classified as short-term financing. Telecel has entered into a standstill agreement with the IFC, FMO and Bayerische pursuant to which each has agreed, absent a deterioration in the credit of Telecel or MIC, not to accelerate payment of the obligations under their respective financings until Telecel's 2003 audited financials become available, so long as MIC continues to assist Telecel in making scheduled repayments. There can be no assurance, however, that Telecel will be able to resolve this matter satisfactorily or that any of the lenders will not seek to accelerate repayment of the outstanding balances upon expiration of their respective standstill agreements. If Telecel's obligations under the financing agreements are accelerated, and if it is unable to meet its obligations, MIC would be obligated to satisfy those obligations pursuant to the guarantees.

  U.S. investors will be subject to special tax rules if we are considered to be a passive foreign investment company.

        Special U.S. tax rules apply to U.S. taxpayers who own stock in a "Passive Foreign Investment Company," or "PFIC", or in a "Foreign Personal Holding Company," or "FPHC". We cannot assure you that we presently are not, or will not become, a PFIC. Our status under the PFIC rules for each year depends upon our income and assets from time to time during that year. Our substantial investment in associated companies' securities and other "passive assets" result in a risk that we are a PFIC or could become a PFIC in the future. If we were determined to be a PFIC, then shareholders who are U.S. persons under U.S. tax laws would be subject to special unfavorable tax rules.

  Existing shareholders may be diluted upon conversion of our convertible notes.

        As part of our debt restructuring completed in May 2003, we issued the Notes which are convertible at any time into MIC common stock at a conversion price of $10.75. At maturity, MIC has the option to pay all, or a portion of, the then outstanding principal amount of these convertible notes in cash or in shares of MIC common stock. The maximum dilution to our equity holders resulting from the conversion of all of our outstanding convertible notes is approximately 26%.

Risks Related to our Cellular Telephone Operations

  We face intense competition in the cellular telephone operator market.

        The cellular systems in which we have interests face competition from the landline telephone networks and other cellular telephone operators in the markets in which they operate.

        We expect that other cellular telephone operators will obtain licenses in some markets, including markets where we do not currently have a licensed cellular telephone competitor. Moreover, additional licenses may be awarded in markets where we already face competition from other communications technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more cellular telephone operators than the market is likely to sustain. In addition, in some of our markets, our competitors may have more advanced technology than us, such as GSM, or greater coverage area than us, or both. The cellular telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area and price. Some of our competitors have substantially greater capital resources than we do. Price competition can be significant.

        In addition, new competitors, such as cable companies that are able to leverage their existing networks, may enter the telecommunications markets. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants.

        There is also a risk that, as new competitors enter our prepaid markets and price competition intensifies, our prepaid customers may be more likely to move from one cellular telephone operator to another than our postpaid customers. This could result in our revenue declining, which could adversely affect our results of operations.

        Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers would have a material adverse effect on our revenues and overall results of operations.

  The cellular telephone operations market is heavily regulated.

        The licensing, construction, ownership and operation of cellular telephone networks, and the grant, maintenance and renewal of cellular telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of cellular telephone operations, including rates charged to customers and the resale of cellular telephone service, may be subject to public utility regulation in the relevant market. For example, in Vietnam, the regulator determines tariff charges to customers. Our ventures also typically require governmental permits, including permits for the construction and operation of cell sites. We do not believe that compliance with these permit requirements should have a material adverse effect on our company. However, we could become subject to claims or regulatory actions relating to any past or future noncompliance with permit requirements. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of cellular telephone services in the countries we service, this could have the effect of reducing our revenue. Changes in the regulation of our activities, such as increased or decreased regulation affecting prices, the terms of interconnect arrangements with landline telephone networks or mobile operators or requirements for increased capital investments, could materially adversely affect us.

  We face substantial competition for obtaining, funding and renewing telephone licenses.

        We may pursue new license opportunities within existing financial guidelines and group-wide synergy potential. In each market we may face competition for licenses from major international telecommunications entities as well as from local competitors. While we have not typically paid significant amounts for cellular licenses, the competition for the granting or renewal of the licenses is increasingly intense. As such, we anticipate that we may have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We cannot assure you that we will be successful in obtaining or renewing any cellular telephone licenses, or if licenses are awarded that they can be obtained on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all.

  Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

        Fixed network and other system equipment used in the cellular telephone industry has a limited life and must be replaced because of damage or as a result of ordinary wear and tear. In addition, as new technologies develop, such as, if our competitors were to introduce third-generation systems, equipment may need to be replaced or upgraded or a cellular telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. For example, we are currently building out networks based on the GSM standard in Paraguay, Guatemala and Pakistan due to increased competition from other GSM providers in those markets as well as the anticipated benefits of migrating to the GSM standard, including lower repair and maintenance costs, greater availability of handsets and increased functionality. The aggregate cost of building-out these networks, together with capital investments relating to the migration of certain of our existing customers to the GSM networks, is expected to be approximately $70 million over the next year. We cannot assure you that unforeseen technological developments will not render our services unpopular with customers or obsolete. In addition, to the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations.

  If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and could lose market share and revenues.

        Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties which could delay the introduction of service in some areas and increase the cost of network construction. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base. In addition, our ability to manage our ventures successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure in the future, including our billing systems, could have a material negative effect on our profits and results of operations.

  Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to expand successfully our operations.

        Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

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  stringent control of network build-out and other costs;

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  continued development of financial and management controls and information technology systems;

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  implementation of adequate internal controls;

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  hiring and training of new personnel; and

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  coordination among our logistical, technical, accounting and finance personnel.

        Our success will also depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the small number of qualified individuals. Our failure to manage successfully our growth and personnel needs could have a material negative effect on our business and results of operations.

  In some of our markets, our licenses and frequency allocations are subject to ongoing review, which may result in modification or early termination.

        The continued existence and terms of cellular telephone licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination. The BCC in Vietnam expires in 2005 and our licenses in Pakistan and Paraguay expire in 2005 and 2007, respectively, although the BCC and each license is subject to renewal. While we would not normally expect any of our cellular telephone companies to be required to cease operations at the end of the term of its business arrangement, license or permit, we cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. Upon termination, the license and the assets of the cellular telephone company associated with the system may revert to the government or local telecommunications agency, in some cases without any, or adequate, compensatory payment being made to us.

  Our operations are dependent upon interconnect agreements and transmission and leased lines.

        Our ventures are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government-owned public telecommunications operators or competing cellular telephone operators. Our financial results are affected by the cost of transmission and leased lines to effect interconnection. There can be no assurance that we will be able to maintain interconnect or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue.

  The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber, and could have a negative impact on the market price of our shares. In addition, if a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities could increase regulation of mobile handsets and base stations as a result of these health concerns or cellular telephone operators, including us, could be held liable for costs or damages associated with these concerns. Any such regulation or litigation could also have a material adverse effect on our financial position and results of operations.

Country Risks

  We operate in some markets that are considered politically unstable, which could negatively affect our operations.

        We currently have interests in cellular telephone licenses in 15 countries around the world and are subject to government regulation in each market. The governments of the 15 countries differ widely with respect to structure, constitution and stability, and some of these countries lack mature legal and regulatory systems. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. We cannot assure you that factors such as these will not have a material adverse effect on our operations in particular countries.

  We operate in a number of jurisdictions, any of which could effect changes to its laws that could unfavorably affect our financial status.

        We hold interests in our cellular telephone companies through our subsidiaries and affiliates in various jurisdictions in and outside Luxembourg. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends from the ventures, and tax concessions in certain operations), foreign exchange or otherwise in these jurisdictions will not change. Any such change could have a material adverse effect on our financial affairs and on our ability to receive funds from the ventures.

  Most of our ventures receive revenue that is denominated in the local currency. In the future, any of the countries in which these ventures are located could impose foreign exchange controls, which could restrict our ability to receive funds from the ventures.

        Most of the ventures in which we have interests receive substantially all of their revenues in the currency of the markets in which they operate. We expect to derive substantially all of our revenues through funds generated by the ventures and, therefore, we will rely on the ability of the ventures to transfer funds to us. Although there are foreign exchange controls in some of the countries in which our cellular telephone companies operate, which could significantly restrict the ability of these ventures to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, we have experienced no material difficulty in obtaining permits to allow our ventures to export cash to us. There can be no assurances, however, that this will continue to be the case. In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this is likely to be time delays in accumulating significant amounts of foreign currency. In addition, a few countries in which we operate restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that our ability to receive funds from the ventures will not subsequently be restricted.

  Currency fluctuations or devaluations could reduce the amount of profit and assets that we are able to report.

        Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. A relevant example was the devaluation of the guarani in Paraguay in 2002 which had an adverse effect on the results of our operations. In the years ended December 31, 2002, 2001 and 2000, we suffered exchange losses of $23,483,000, $17,313,000 and $23,015,000, respectively. For the six months ended June 30, 2003, we had a gain of $8,109,000. To the extent that our ventures retain earnings or distribute dividends in local currencies in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. We generally do not hedge our foreign currency exposure.

  Our ability to reduce our foreign currency exposure may be limited by restrictions on borrowings in local currency.

        At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. Our ability to reduce our foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. For example, under local regulations in Pakistan, foreign-controlled services sector companies, such as our Pakistan operations, are required to obtain approval from the State Bank of Pakistan to engage in long-term borrowing in the local market and are required to meet certain requirements imposed by the State Bank of Pakistan, including certain financial ratios. One of our Pakistan operations, Pakcom, has received a waiver from the State Bank of Pakistan, which expires on December 31, 2004, and expects to be able to meet these ratios in the short term. In addition, our other Pakistan operation, Paktel, does not currently meet the applicable ratios but has received a waiver from the State Bank of Pakistan in respect of its borrowings for the initial phases of its GSM network build out. If we fail to meet the applicable requirements, or obtain a waiver, we expect that financing for the later stages of the build out may be financed from cash flows from operations, short-term borrowing or other financing arrangements. We cannot assure you that in the future Pakcom or Paktel will meet the required ratios or obtain waivers, MIC's ability to fund Pakcom's or Paktel's capital expenditure needs as well as to reduce our foreign exchange exposure by borrowing in local currency.

  Potential inflation in local economies may affect some customers' ability to pay for our ventures' services, and it may also adversely affect the stability of the cellular operations market in those areas.

        Our operations are dependent upon the economies of the markets in which we have interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. We may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for our ventures' services. In addition, these fluctuations may affect the ability of the market to support our existing cellular telephone interests or any growth in cellular telephone operations. It is also possible that a period of significant inflation in any of our markets could adversely affect our costs and financial condition.

  We are subject to foreign taxes in the countries in which we operate, which may reduce amounts we receive from our operating ventures or may increase our tax costs.

        Many of the foreign countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, these taxes may reduce the amount of earnings that we can generate from our services.

        Our Pakcom venture has received tax assessment notices from Pakistan's tax authorities relating to, among other things, the disallowance of realized foreign exchange losses in the amount of approximately $2 million. Pakcom has filed petitions disputing these assessments. In some cases, Pakcom has received unfavorable decisions, which it is currently appealing. If these or other tax assessments are ultimately resolved unfavorably to us, this could reduce amounts we receive from our operating ventures or may increase our tax costs.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma consolidated balance sheet as of June 30, 2003 and the unaudited pro forma consolidated statement of profit and loss for the six months ended June 30, 2003, are based upon our historical unaudited consolidated balance sheet and statement of profit and loss as of and for the six months ended June 30, 2003 after giving effect to the pro forma adjustments described in the notes thereto. The unaudited pro forma consolidated statement of profit and loss for the year ended December 31, 2002 are prepared based upon our historical audited consolidated statement of profit and loss for the year ended December 31, 2002 after giving effect to the pro forma adjustments described in the notes thereto. The unaudited pro forma consolidated balance sheet as of June 30, 2003 presents adjustments as if they had occurred as of June 30, 2003. The unaudited pro forma consolidated statements of profit and loss for the six months ended June 30, 2003 and for the year ended December 31, 2002 present adjustments as if they occurred as of January 1, 2002.

        The following transactions have been reflected in the unaudited pro forma statement of profit and loss for the year ended December 31, 2002 as if they occurred as of January 1, 2002: (i) the disposal of our interest in the operations of MIC Systems B.V., including Multinational Automated Clearing House S.A., or MACH, the GSM clearing house business, (ii) the disposal of our interest in Celcaribe S.A. or Celcaribe, the Colombian cellular operation, (iii) the disposal of Express Telecommunications Co Inc., or Extelcom, a cellular operation in the Philippines, (iv) the disposal of our interest in Liberty Broadband Limited (previously Tele2 (UK) Limited), the high-speed wireless data network operator in the United Kingdom, (v) the issuance of the 5% Mandatory Exchangeable Notes, or 5% Notes, for an amount of SEK 2,555,994,999 or approximately $310,000,000, (vi) the issuance of $550,000,000 of 10% Senior Notes and (vii) the exchange, or the Exchange, by us of $780,920,000 of the Old Notes for $562,219,000 of 11% Senior Notes and $63,714,000 of the Notes. We refer to the transactions mentioned in (i) through (iv) collectively as the Dispositions, to the transaction mentioned in (ii) individually as the Colombian Disposition, to the transactions mentioned in (v) and (vi) collectively as the Debt Issuances and to the Debt Issuances and the Exchange, together, as the Debt Restructuring.

        The following transactions have been reflected in the unaudited pro forma statement of profit and loss for the six months ended June 30, 2003 as if they occurred as of January 1, 2002: (i) the Colombian Disposition and (ii) the Debt Restructuring.

        The unaudited pro forma balance sheet as of June 30, 2003 reflects the effect of the Debt Issuances as if the transactions occurred as of June 30, 2003.

        The unaudited pro forma consolidated financial information is based upon a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates, uncertainties, the accompanying unaudited pro forma financial information does not purport to represent what the results of operations or financial position would actually have been or would be if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period, nor does it purport to predict our future results of operations or financial position.

        The unaudited pro forma adjustments have been made to reflect the adjustments directly attributable to the events described above that we expect will have a continuing impact on our operations, and are factually supportable. The unaudited pro forma financial statements are qualified in their entirety by, and should be read in conjunction with the historical audited consolidated financial statements as of and for the year ended December 31, 2002 and with the historical unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2003, which are prepared in accordance with IFRS and are incorporated by reference elsewhere in this document.

Unaudited Pro Forma Consolidated Balance Sheet
as of June 30, 2003

	Historical June 30, 2003 (Unaudited)	Pro forma adjustments for Debt Issuances (Note 1)	Pro forma June 30, 2003 (Unaudited)
	US$'000	US$'000	US$'000
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill, net	6,943	—	6,943
Licenses, net	29,866	—	29,866
Other intangibles, net	6,167	—	6,167
Tangible assets, net	412,503	—	412,503
Financial assets
Investment in securities	286,307	45,295	331,602
Pledged deposits	20,158	—	20,158
Other non-current assets	8,145	—	8,145

TOTAL NON-CURRENT ASSETS	770,089	45,295	815,384

CURRENT ASSETS
Investment in securities	103,682	—	103,682
Accounts receivable, net	125,020	—	125,020
Prepaid expenses, accrued income and other current assets	58,221	—	58,221
Time deposits	11,750	—	11,750
Cash and cash equivalents	76,817	9,016	85,833

TOTAL CURRENT ASSETS	375,490	9,016	384,506

TOTAL ASSETS	1,145,579	54,311	1,199,890

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Balance Sheet
as of June 30, 2003 (Continued)

	Historical June 30, 2003 (Unaudited)	Pro forma adjustments for Debt Issuances (Note 1)	Pro forma June 30, 2003 (Unaudited)
	US$'000	US$'000	US$'000
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Share capital and premium	238,696	—	238,696
Treasury stock	(11,228)	—	(11,228)
2% PIK Notes—equity component	16,293	—	16,293
Legal reserve	4,256	—	4,256
Retained loss brought forward	(442,862)	—	(442,862)
Net profit for the period	202,261	(18,133)	184,128
Currency translation reserve	(93,986)	—	(93,986)

TOTAL SHAREHOLDER'S EQUITY	(86,570)	(18,133)	(104,703)

Minority interest	32,534	—	32,534

LIABILITIES
NON-CURRENT LIABILITIES
Deferred taxation	26,875	—	26,875
Corporate subordinated 13.5% debt	136,384	(136,384)	—
Corporate 11% Senior Notes	562,219	(562,219)	—
Corporate 10% Senior Notes	—	537,000	537,000
2% PIK Notes—debt component	49,738	—	49,738
5% Mandatory Exchangeable Notes—debt component	—	282,047	282,047
5% Mandatory Exchangeable Notes—embedded derivative	—	18,880	18,880
Other debt and financing	132,630	(60,184)	72,446

	907,846	79,140	986,986

CURRENT LIABILITIES
Other debt and financing	82,685	—	82,685
Trade payable	86,485	—	86,485
Other current liabilities	122,599	(6,696)	115,903

	291,769	(6,696)	285,073

TOTAL LIABILITIES	1,199,615	72,444	1,272,059

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,145,579	54,311	1,199,890

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Profit and Loss
for the Six Months Ended June 30, 2003

	Historical June 30, 2003 (Unaudited)	Pro forma adjustments for Colombian Disposition (Note 2)	Pro forma adjustments for Debt Restructuring (Note 1)	Pro forma June 30, 2003 (Unaudited)
	US$'000	US$'000	US$'000	US$'000
Revenues	288,581	(5,926)	—	282,655
Cost of sales	(112,878)	3,725	—	(109,153)

Gross profit	175,703	(2,201)		173,502
Sales and marketing	(36,728)	1,027	—	(35,701)
General and administrative expenses	(49,196)	820	—	(48,376)
Gain/(loss) from sale of subsidiaries and joint ventures, net	1,133	(1,819)	—	(686)
Other operating expenses	(14,775)	610	—	(14,165)

Operating profit	76,137	(1,563)	—	74,574
Profit from associated companies	126	—	—	126

Profit before financial income/(expense), taxes and minority interest	76,263	(1,563)	—	74,700
Profit from investment securities	101,705	—	—	101,705
Interest expense	(55,720)	1,694	(2,145)	(56,171)
Interest income	1,580	(11)	—	1,569
Gain on debt restructuring	97,052	—	(97,052)	—
Exchange gain, net	8,109	87	—	8,196

Profit before taxes and minority interest	228,989	207	(99,197)	129,999
Charge for taxes	(18,352)	192	—	(18,160)

Profit before minority interest	210,637	399	(99,197)	111,839
Minority interest	(8,376)	(102)	—	(8,478)

Net profit for the period	202,261	297	(99,197)	103,361

Basic earnings per common share (US$)	$12.42			$6.35

Weighted average number of shares outstanding in the period	16,284			16,284

Diluted earnings per common share (US$)	$11.25			$4.78

Weighted average number of shares and diluted potential shares outstanding in the period	18,053			22,211

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Profit and Loss
for the Year Ended December 31, 2002

	Historical December 31, 2002	Pro forma adjustments for Dispositions (Note 2)	Pro forma adjustments for Debt Restructuring (Note 1)	Pro forma December 31, 2002 (Unaudited)
	US$'000	US$'000	US$'000	US$'000
Revenues	605,186	(81,962)	—	523,224
Cost of sales	(269,621)	38,234	—	(231,387)

Gross profit	335,565	(43,728)		291,837
Sales and marketing	(80,941)	13,919	—	(67,022)
General and administrative expenses	(164,703)	48,974	—	(115,729)
Gain/(loss) from sale of subsidiaries and joint ventures, net	88,814	(41,373)	—	47,441
Other operating expenses	(56,422)	40,796	—	(15,626)

Operating profit	122,313	18,588	—	140,901
Profit from associated companies	62	—	—	62

Profit before financial income/(expense), taxes and minority interest	122,375	18,588	—	140,963
Loss from investment securities	(299,963)	—	—	(299,963)
Interest expense	(185,959)	29,368	49,186	(107,405)
Interest income	12,726	(444)	—	12,282
Other income	42,247	(13,571)	—	28,676
Fair value result on financial instruments	(7,858)	6,684	—	(1,174)
Exchange loss, net	(23,483)	5,132	—	(18,351)

Loss before taxes and minority interest	(339,915)	45,757	49,186	(244,972)
Charge for taxes	(22,734)	3,222	—	(19,512)

Loss before minority interest	(362,649)	48,979	49,186	(264,484)
Minority interest	(22,494)	313	—	(22,181)

Net loss for the year	(385,143)	49,292	49,186	(286,665)

Basic and diluted loss per common share (US$)	$(23.60)			$(17.57)

Weighted average number of basic and diluted shares outstanding in the year	16,318			16,318

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to the unaudited pro forma consolidated balance sheet as of June 30, 2003 and to the unaudited pro forma consolidated statements of profit and loss for the six months ended June 30, 2003 and for the year ended December 31, 2002

Note 1—Pro forma adjustments related to the Debt Issuances and the Debt Restructuring

a)
Pro forma adjustments to the unaudited balance sheet as of June 30, 2003

        The pro forma adjustments include the following adjustments to reflect the Debt Issuances in the unaudited consolidated pro forma balance sheet as of June 30, 2003 as if the Debt Issuances had occurred as of that date: (1) the recognition of $282,047,000 for the debt component of the 5% Notes and the initial measurement of $18,880,000 of the derivative instruments embedded in the 5% Notes; (2) the acquisition cost of $45,295,000 of U.S. Treasury Strips purchased to secure the payment by us of the interests due on the 5% Notes, as contractually provided in the terms and conditions of the 5% Notes; (3) the repayment of the outstanding balance as of June 30, 2003 of the Toronto-Dominion facility for an amount of $62,589,000, less $2,405,000 of deferred financing costs that have been deducted from the profit for the period; (4) the repayment of the outstanding balance as of June 30, 2003 of the Old Notes, for an amount of $137,080,000, less $696,000 of deferred financing costs that have been deducted from the profit for the period; (5) the recognition of the net proceeds of the 10% Senior Notes for an amount of $537,000,000 (corresponding to $550,000,000 of nominal value less $13,000,000 of deferred financing costs), (6) the repayment of the outstanding amount as of June 30, 2003 of the 11% Senior Notes for an amount of $562,219,000; (7) a net increase in cash of $9,016,000 corresponding to (i) a cash surplus of $26,043,000 on the issuance of the 5% Notes and of $4,701,000 on the issuance of the 10% Senior Notes; (ii) the payment of $6,696,000 of accrued interest for the period from June 1, 2003 to June 30, 2003 on the 11% Senior Notes and on the $137,080,000 of outstanding amount of Old Notes as of June 30, 2003 and (iii) the payment of early redemption penalties of $15,032,000 on the 11% Senior Notes and on the Old Notes (recorded as a reduction of the profit for the period).

b)
Pro forma adjustments to the unaudited consolidated statement of profit and loss for the six months ended June 30, 2003

        The pro forma adjustments include the following adjustments to reflect the Debt Restructuring in the unaudited consolidated statement of profit and loss for the six months ended June 30, 2003 as if the Debt Restructuring had occurred as of January 1, 2002: (1) the removal of the gain of $97,052,000 on the Exchange (this non-recurring gain is only reflected in the unaudited pro forma balance sheet as of June 30, 2003 and not in the unaudited pro forma consolidated statement of profit and loss for the six months ended June 30, 2003) and (2) a net increase of $2,145,000 to interest expense corresponding to (i) the reversal of the interest and accretion of debt discount, from the Old Notes and the 11% Senior Notes, paid and accrued of $35,383,000, (ii) the reversal of amortization of deferred financing costs on Old Notes of $634,000, (iii) the reversal of interest on the Toronto-Dominion facility of $2,546,000, (iv) the recognition of interest of $27,500,000 on the 10% Senior Notes and of $11,308,000 on the 5% Notes, (v) the amortization of deferred financing costs of $650,000 on the 10% Senior Notes and of $1,484,000 on the 5% Notes and (vi) the recognition of interest income of $234,000 on the U.S. Treasury Strips.

c)
Pro forma adjustments to the consolidated statement of profit and loss for the year ended December 31, 2002

        The pro forma adjustments include the following adjustments to reflect the Debt Restructuring in the consolidated statement of profit and loss for the year ended December 31, 2002 as if the Debt Restructuring had occurred as of January 1, 2002: (1) a net decrease of $49,186,000 to interest expense corresponding to (i) the reversal of the interest and accretion of debt discount, from the Old Notes, paid and accreted of $126,405,000, (ii) the reversal of amortization of deferred financing costs on the Old Notes of $1,938,000, (iii) the reversal of interest on the Toronto-Dominion facility of $2,969,000, (iv) the recognition of interest on the 10% Senior Notes, the Notes and the 5% Notes of $55,000,000, $5,325,000 and $18,137,000, respectively; (v) the amortization of deferred financing costs on the 10% Senior Notes and on the 5% Notes of $1,300,000 and $2,969,000 respectively and (vi) the recognition of interest income of $605,000 on the U.S. Treasury Strips.

Note 2—Pro-forma adjustments related to the Dispositions

        The following items have been removed from the historical statement of profit and loss for the year ended December 31, 2002 as though the Dispositions (i.e. the disposal of the MIC Systems group of companies, Celcaribe, Extelcom and Liberty Broadband Ltd.) had occurred on January 1, 2002: (1) all results of their operations from January 1, 2002 to the respective date of their disposal; (2) an impairment charge of $35,723,000 and an amortization charge of $3,136,000 on the goodwill of the Colombian operation, historically recorded under "Other operating expenses;" (3) a change in fair value of $6,684,000 related to the written put option on the shareholding of Celcaribe, the Colombian operation (the "Colombian option"), historically recorded under "Fair value result on financial instruments;" (4) a credit of $21,098,000 generated on the reduction of the liability resulting from the fair valuation of the Colombian option, historically recorded under "General and administrative expenses;" and (5) the historical aggregate gain of $41,373,000 on the disposal of the MIC Systems group of companies (gain of $87,655,000), Extelcom (loss of $35,988,000) and Liberty Broadband Ltd. (loss of $10,294,000), historically recorded under "Gain (loss) from sale of subsidiaries and joint ventures, net."

        The table below presents the pro forma adjustments for each of the disposed entities for the year ended December 31, 2002:

	MIC Systems group of companies	Liberty Broadband Ltd	Celcaribe	Extelcom	Total pro forma adjustments for Dispositions
	US$'000	US$'000	US$'000	US$'000	US$'000
Revenues	(27,723)	(2,620)	(50,506)	(1,113)	(81,962)
Cost of sales	5,973	9,831	20,638	1,792	38,234

Gross profit	(21,750)	7,211	(29,868)	679	(43,728)
Sales and marketing	2,881	1,824	9,090	124	13,919
General and administrative expenses	11,316	3,143	33,499	1,016	48,974
Gain/(loss) from sale of subsidiaries and joint ventures, net	(87,655)	10,294	—	35,988	(41,373)
Other operating expenses	741	—	39,882	173	40,796

Operating profit	(94,467)	22,472	52,603	37,980	18,588
Profit from associated companies	—	—	—	—	—

Profit before financial income/(expense), taxes and minority interest	(94,467)	22,472	52,603	37,980	18,588
Interest expense	1,279	2,467	14,417	11,205	29,368
Interest income	(27)	—	(372)	(45)	(444)
Other income	—	—	(13,571)	—	(13,571)
Fair value result on financial instruments	—	—	6,684	—	6,684
Exchange loss, net	717	—	2,766	1,649	5,132

Profit/(loss) before taxes and minority interest	(92,498)	24,939	62,527	50,789	45,757
Charge for taxes	1,414	—	1,768	40	3,222

Profit/(loss) before minority interest	(91,084)	24,939	64,295	50,829	48,979
Minority interest	1,124	—	(811)	—	313

Net profit/(loss) for the year	(89,960)	24,939	63,484	50,829	49,292

        For the six months ended June 30, 2003, the following items have been removed in respect of the Colombian Disposition: (1) all results of operations from January 1, 2003 to the date of disposal; and (2) the historical gain of $1,819,000 on the disposal.

Note 3—Reconciliation to U.S. GAAP

        Provided below is the reconciliation of the unaudited pro forma shareholders' equity under IFRS as at June 30, 2003, to the unaudited pro forma shareholders' equity under U.S. GAAP and the reconciliation of the unaudited pro forma income/(loss) from continuing operations under IFRS to the unaudited pro forma profit (loss) from continuing operations under U.S. GAAP for the six months ended June 30, 2003 and for the year ended December 31, 2002. A description of the reconciling items is provided below the quantitative reconciliation.

U.S. GAAP reconciliation of pro forma shareholders' equity (Unaudited)	Items	$'000
Total pro forma shareholders' equity under IFRS		(101,604)
Application of equity method of accounting	A	(5,681)
Adjustment to initial step-up in value of licenses	B	(9,009)
Recognition of connection fees and related costs	C	(2,446)
Reduced impairment of tangible assets	D	2,122
Reversal of goodwill amortization	E	7,959
Reversal of negative goodwill	E	9,336
Adjustments related to the Exchange	F	1,137

Total pro forma shareholders' equity under U.S. GAAP		(98,186)

U.S. GAAP reconciliation of pro forma income from continuing operations (Unaudited)	Items	Six months ended June 30, 2003	Year ended December 31, 2002
		$'000	$'000
Pro forma profit/(loss) for the period/year from continuing operations under IFRS		103,361	(286,665)
Items decreasing/(increasing) IFRS pro forma loss and (decreasing) increasing IFRS pro forma profit:
Application of equity method of accounting	A	250	(4,221)
Adjustments to initial step-up in the value of licenses	B	1,136	2,273
Recognition of connection fees and related costs	C	(380)	(375)
Reduced impairment of tangible and intangible assets and corresponding incremental depreciation charge	D	(112)	2,234
Reversal of goodwill amortization	E	3,230	4,729
Adjustment to debt exchange	F	1,428	(1,139)
Valuation of options	G	—	(16,817)
Compensation cost for stock options granted to employees	H	(615)	1,308
Impairment in securities, other than temporary	I	(99,873)	61,325
Extraordinary items—Early extinguishment of debt	J	—	(28,676)

Pro forma profit/(loss) from continuing operations under U.S. GAAP		8,425	(266,024)

Basic pro forma profit/(loss) per common share under U.S. GAAP (US$)		$0.52	$(16.30)

Pro forma weighted average number of basis shares outstanding in the period		16,284	16,318

Diluted pro forma profit/(loss) per common share under U.S. GAAP (US$)		$0.41	$(16.30)

Pro forma weighted average number of basic and potential diluted shares outstanding in the period (in '000)		22,211	16,318

Reconciliation to U.S. GAAP

A.
Over the years, a number of joint ventures have incurred sufficient losses to reduce the value of the investment below our total investment value in the joint venture, including loans, pledged deposits, obligations and guarantees. Under IFRS, our proportional share of these losses is included in our result for the period/year. Summarized below are the adjustments to the pro forma statements of profit and loss for the six months ended June 30, 2003 and for the year ended December 31, 2002 and to the pro forma shareholders' equity as of June 30, 2003 that would have been recorded under U.S. GAAP for a) discontinuing our share of losses on certain joint ventures in excess of our total investment in the joint venture, and b) additional losses recorded by us above those recorded for IFRS due to our commitment to provide further financial support to the joint venture.

	Adjustment to pro forma statement of profit and loss for the six months ended June 30, 2003 (Unaudited)	Adjustments to pro forma statement of profit and loss for the year ended December 31, 2002 (Unaudited)	Adjustment to pro forma shareholders' equity as of June 30, 2003 (Unaudited)
	U.S.$'000	U.S.$'000	U.S.$'000
Discontinued share of losses and subsequent reversal	—	(416)	—
Additional losses in excess of investment value and subsequent reversal	250	(3,805)	(5,681)

	250	(4,221)	(5,681)

B.
The value of cellular properties contributed by the shareholders of certain of our joint ventures, upon formation, was not recorded at the contributing shareholder's carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to franchises and licenses, for $58,628,000. Following the implementation of IAS 38, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense recorded in the six months ended June 30, 2003 and during the year ended December 31, 2002 was, respectively, $1,136,000 and $2,273,000, and the carrying value of the intangible asset as at June 30, 2003 was $9,009,000. Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholder's carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

C.
The adjustment to defer pro forma revenue on connection fees for U.S. GAAP, net of revenue recognized, which was deferred in a prior period, results in a decrease in pro forma revenue in the six months ended June 30, 2003 of $101,000 (December 31, 2002: decrease of $269,000) and the adjustment to defer pro forma incremental cost on connection fees for U.S. GAAP, net of cost of sales recognized, which was deferred in a prior period, results in an increase in pro forma cost of sales in the six months ended June 30, 2003 of $279,000 (December 31, 2002: increase of $106,000), resulting in a net decrease of $380,000 to our pro forma net profit for the six months ended June 30, 2003 (December 31, 2002: increase of $375,000 of the pro forma loss).

D.
Under IFRS, as at December 31, 2002, we recorded an impairment charge of $2,234,000 on the license value of its operation in Peru. This impairment was measured as the difference between the recoverable amount of the asset, which was determined by reference to the discounted cash flows projected to be generated from this asset, and its carrying value at the measurement date. Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, as required by Statement of Financial Accounting Standard No. 144 (SFAS 144) Accounting for the Impairment or disposal of long-lived assets, was higher than its carrying value, the impairment recorded under IFRS has been reversed for U.S. GAAP purposes. As a result, an additional amortization charge of $112,000 has been recorded under U.S. GAAP during the six months ended June 30, 2003.

E.
For U.S. GAAP purposes, we ceased amortization of existing goodwill on December 31, 2001. Therefore, under U.S. GAAP, we reversed $3,230,000 and $4,729,000 of goodwill amortization charged under IFRS to the pro forma statement of profit and loss for the period ended June 30, 2003 and for the year ended December 31, 2002, respectively. Additionally, negative goodwill in the amount of $9,336,000 as of December 31, 2001, was written-off as a cumulative effect of change in accounting principle in the first quarter of 2002, upon adoption of SFAS 141. This write-off is only reflected in the reconciliation of the pro forma shareholders' equity.

F.
The adjustments to reconcile to U.S. GAAP the IFRS accounting treatment of the Exchange are as follows: (i) a reclassification of $1,298,000 from the equity component to the debt component of the Notes to recognize a beneficial conversion feature, or BCF, of $14,995,000 in shareholders' equity under U.S. GAAP, (ii) the complete and immediate amortization of the discount, associated with the BCF, of $14,995,000 between the nominal value of $63,714,000 of the Notes and its initial carrying value under U.S. GAAP of $48,719,000, resulting from the fact that the Notes are immediately convertible after their issuance, (iii) a decrease in the interest on the Notes of $2,317,000 and $4,051,000 recorded under IFRS for the six months ended June 30, 2003 and for the year ended December 31, 2002, respectively, to reflect adjustment (ii), (iv) an increase of $16,002,000 in the gain of $97,052,000 realized under IFRS on the Exchange, corresponding to the reclassification to deferred costs of the fees related to the issuance of the 11% Senior Notes and of the Notes (under IFRS these fees are not considered to be related to the new Notes issued, rather they are deducted from the gain realized on the debt restructuring), and (v) a amortization expense of $889,000 and $5,190,000 as of June 30, 2003 and December 31, 2002, respectively, of the deferred costs recognized under (iv).

  Summarized below are the adjustments to the IFRS pro forma shareholders' equity as of June 30, 2003 and to the IFRS pro forma profit for the six months ended June 30, 2003 and to the IFRS pro forma loss for the year ended December 31, 2002 for U.S. GAAP purposes:

	Adjustments to pro forma statement of profit and loss for the six months ended June 30, 2003 (Unaudited)	Adjustments to pro forma statement of profit and loss for the year ended December 31, 2002 (Unaudited)	Adjustments to pro forma shareholders' equity as of June 30, 2003 (Unaudited)
	U.S.$'000	U.S.$'000	U.S.$'000
Reclassification of equity component of the Notes to debt component	—	—	(1,298)
Amortization of discount on the Notes(1)	—	—	(14,995)
Adjustment to gain realized on the Exchange(1)	—	—	16,002
Adjustment to interest expenses on the Notes	2,317	4,051	2,317
Amortization of incremental deferred costs	(889)	(5,190)	(889)

	1,428	(1,139)	1,137

  (1)
  The adjustment only affects the pro forma shareholders' equity as these reconciling items are each a non-recurring charge and credit.

G.
During 2002, the holder of the Vietnamese written call option exercised its right to acquire an additional 10% of the shares of our operation in Vietnam. The resulting adjustments to reconcile the pro forma IFRS statement of profit and loss to U.S. GAAP are as follows: (i) an increase of $295,000 to the pro forma net loss for the year ended December 31, 2002 due to the excess of the option's book value losses over the fair value of the option, recorded for IFRS, and (ii) a reversal of the historical gain realized on the sale of the subsidiary of $16,522,000 for IFRS during the year ended December 31, 2002, to reflect a gain of $nil for U.S. GAAP. Since the option was exercised during 2002 there is no adjustment to the pro forma statement of profit and loss for the six months ended June 30, 2003.

H.
For the six months ended June 30, 2003, the compensation expense recognized under U.S. GAAP for stock based compensation amounts to $615,000 (December 31, 2002: reversal of $1,308,000). No compensation expense is recorded for stock based compensation under IFRS.

I.
We hold shares in Tele2 AB recorded as "available-for-sale", or AFS securities. As of December 31, 2001, our management did not consider that the decline in share price of Tele2 AB met the criteria of impairment under IAS 39 and recorded the decline in the revaluation reserve. However, taking into account the factors discussed in Staff Accounting Bulletin 59, our management considered, under U.S. GAAP, the decline in its investment in Tele2 AB to be other than temporary and therefore recorded a charge for an amount of $61,325,000 in 2001. As of December 31, 2002, taking into account the significant and prolonged decline in value of the Tele2 AB shares and the losses realized on their disposals, we recorded the change in fair value of these securities of $119,138,000 to the profit and loss for IFRS, in accordance with our policies, and for U.S. GAAP, since the continued decline in value was determined to be other than temporary. Consequently, in 2002, we recorded an adjustment to reverse $61,325,000 from net loss for the year to retained loss brought forward, under U.S. GAAP.

  For the six months ended June 30, 2003, following the change in accounting policy with respect to the fair value adjustments of AFS securities, which is detailed in the unaudited interim financial statements for the six months ended June 30, 2003 incorporated by reference herein, we recorded the fair value adjustments of its investment in Tele 2 AB in the income statement under IFRS. Under U.S. GAAP these fair value adjustments should be recorded in shareholders' equity within the caption "Revaluation reserve." Accordingly, under U.S. GAAP, we reclassified an unrealized gain of $99,873,000.

J.
During 2002, we purchased part of its Old Notes at market prices for an amount of $44,000,000, realizing a gain of $28,676,000. Under U.S. GAAP, this gain was recognized as an extraordinary item. As any amounts relating to extraordinary items are not presented in the pro forma income statement, this amount has been deducted from the IFRS pro forma net income in the reconciliation to U.S. GAAP.

Note 4—Pro forma Earnings Per Share (EPS)

        The information about basic and diluted EPS for the six months ended June 30, 2003 and for the year ended December 31, 2002 is provided in the unaudited interim consolidated financial statements for the six months ended June 30, 2003 and in the audited consolidated financial statements as at December 31, 2002, both incorporated by reference herein.

        Pro forma diluted EPS for the six months ended June 30, 2003 under IFRS is comprised as follows:

Six months ended June 30, 2003 (Unaudited)
Pro forma net profit for the period under IFRS (US$'000)	103,361
Interest expense for the period relating to the liability component of the 2% PIK Notes (US$'000)	2,831

Diluted earnings for the period under IFRS (US$'000)	106,192

Pro forma weighted average number of shares outstanding during the period (in '000)	16,284
Effect of dilutive securities through conversion of 2% PIK Notes (in '000)	5,927

Pro forma weighted average number of diluted shares outstanding during the period (in '000)	22,211

Pro forma Basic EPS under IFRS (US$)	6.35
Pro forma Diluted EPS under IFRS (US$)	4.78

        Pro forma diluted EPS for the six months ended June 30, 2003 under U.S.GAAP is comprised as follows:

Six months ended June 30, 2003 (Unaudited)
Pro forma profit from continuing operations for the period under U.S. GAAP (US$'000)	8,425
Interest expense for the period relating to the Notes (US$'000)	637

Diluted earnings for the period under U.S. GAAP (US$'000)	9,062

Pro forma weighted average number of shares outstanding during the period (in '000)	16,284
Effect of dilutive securities through conversion of Notes (in '000)	5,927

Pro forma weighted average number of diluted shares outstanding during the period (in '000)	22,211

Pro forma Basic EPS under U.S. GAAP (US$)	0.52
Pro forma Diluted EPS under U.S. GAAP (US$)	0.41

FORWARD-LOOKING STATEMENTS

        Certain of the statements made in this prospectus and documents incorporated by reference in this prospectus may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "estimate", "believe", "project", "anticipate", "should", "intend", "probability", "risk", "may", "target", "goal", "objective" and similar expressions or variations on such expressions. These statements appear in a number of places throughout this prospectus and the documents incorporated by reference in this prospectus.

        These statements concern, among other things:

  •
  strategies, outlooks and growth prospects;

  •
  future plans and potential for future growth;

  •
  trends affecting our financial condition or results of operations;

  •
  liquidity, capital resources and capital expenditure;

  •
  the use of proceeds from our recent offering of 10% Senior Notes;

  •
  growth in demand for our services;

  •
  economic outlook and industry trends;

  •
  development of our markets;

  •
  the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

  •
  possible renewal of licenses;

  •
  competition in areas of our business; and

  •
  plans to launch new products and services.

        Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors.

        These factors include, but are not limited to:

  •
  general economic conditions, government and regulatory policies and business conditions in the markets served by us and our affiliates;

  •
  telecommunications usage levels, including traffic and customer growth;

  •
  competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

  •
  regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of litigation related to regulation;

  •
  the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions; and

  •
  the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date of this prospectus, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

        You should consult any additional disclosures we make in our annual reports on Form 20-F and reports on Form 6-K to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under the caption "Risk Factors" in this prospectus. These and other risk factors incorporated by reference in this prospectus are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us.

USE OF PROCEEDS

        The Notes and common stock issuable upon conversion of the Notes offered under this prospectus are being offered by the selling securityholders. Therefore, neither we nor Millicom Operations will receive any of the proceeds from this offering.

PRICE RANGE OF COMMON STOCK

        Our common stock is listed on the Nasdaq National Market. The table below sets forth the high and low last reported sale prices of the common stock on the Nasdaq National Market during the periods indicated as reported by the Nasdaq National Market.

        On January 2, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $70.05.

Period(1)	High	Low
Last six months:
December 2003	$80.93	$63.78
November 2003	80.00	58.47
October 2003	64.20	44.25
September 2003	49.15	39.50
August 2003	40.49	27.45
July 2003	38.01	26.18
June 2003	29.75	21.35
Last eleven quarters:
Q4 2003	80.93	44.25
Q3 2003	49.15	26.18
Q2 2003	29.75	7.09
Q1 2003	9.00	4.35
Q4 2002	2.29	0.39
Q3 2002	1.74	0.66
Q2 2002	7.85	1.60
Q1 2002	13.92	4.67
Q4 2001	12.35	9.16
Q3 2001	24.98	10.25
Q2 2001	31.45	17.94
Last five years:
2003	80.93	3.96	(2)
2002	13.92	0.39
2001	34.25	9.16
2000	68.63	21.44
1999	64.50	22.88

(1)
At our February 2003 Extraordinary General Meeting, shareholders passed a resolution approving a reverse stock split whereby three existing shares of a par value of $2 each were exchanged for one new share with a par value of $6. The prices quoted above reflect the reverse stock split and, therefore, relate to shares with a par value of $6 each.

(2)
As adjusted to reflect the reverse stock split.

CAPITALIZATION OF MILLICOM

        The following table sets forth our unaudited consolidated capitalization as at September 30, 2003, which has been prepared in accordance with IFRS, on an actual basis and as adjusted to reflect (i) the issuance of the 10% Senior Notes, and (ii) the repayment in full of the outstanding Old Notes and 11% Senior Notes as of September 30, 2003.

        You should read this table together with the consolidated financial statements and the notes thereto and our supplemental financial data incorporated by reference in this prospectus.

	At September 30, 2003
	Actual	Adjusted
	(in thousands of U.S. dollars)
Current Liabilities:
Short-term debt	75,051	75,051
Current portion of long-term debt	30,565	30,565

Total	105,616	105,616

Non-Current Liabilities:
Long-term debt:
Old Notes	136,443	—	(7)
11% Senior Notes	395,219	—	(8)
2% PIK Notes(1)	50,022	50,022
5% Mandatorily Exchangeable Notes—debt element(2)	283,173	283,173
5% Mandatorily Exchangeable Notes—embedded derivative(3)	45,320	45,320
10% Senior Notes(4)	—	537,000
Other long-term debt(5)	125,932	125,932

Total	1,036,109	1,041,447

Shareholders' equity/(deficit)(6)	(104,582)	(117,210)

Total capitalization	1,037,143	1,029,853

(1)
The maximum dilution to our equity holders resulting from the conversion of all of our outstanding Notes is approximately 26%.

(2)
Represents the amortized cost of the Mandatorily Exchangeable Notes as of September 30, 2003. Amounts translated from Swedish kroner to U.S. dollars.

(3)
Represents the fair value at September 30, 2003 of the embedded derivative.

(4)
The reported amount of $537,000,000 is net of estimated deferred financing fees of $13,000,000.

(5)
Other long-term debt includes debt at our subsidiaries and ventures.

(6)
As a result of the offering of the 10% Senior Notes, we recorded a charge of $12,628,000 in our statement of profit and loss. This charge arose as follows:

(i)
deferred financing fees of $637,000 charged on redemption of the Old Notes; and

(ii)
early redemption penalties of $11,991,000 paid on redemption of the Old Notes and the 11% Senior Notes.

(7)
MIC redeemed the Old Notes in full on December 29, 2003.

(8)
On November 25, 2003, we used approximately $273 million of the proceeds of the offering of the 10% Senior Notes to acquire $253,331,000 of outstanding amount of 11% Senior Notes tendered on or prior to November 18, 2003 in connection with our tender offer and consent solicitation in respect of the 11% Senior Notes. On December 10, 2003, we used approximately $144 million of the proceeds of the 10% Senior Notes offering to redeem in full the remaining outstanding amount of 11% Senior Notes.

DESCRIPTION OF THE NOTES

Description of the Notes

        The Notes were issued pursuant to an indenture, as amended by the First Supplemental Indenture, dated November 24, 2003, referred to collectively as the "Indenture," entered into between Millicom and The Bank of New York, as Trustee (which term includes any successor as Trustee under the Indenture). The Trustee is also acting as Transfer Agent, Paying Agent and Registrar, as well as Conversion Agent in the case of the Notes.

        The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the terms and conditions of the Notes and the Indenture, including the definitions therein of certain terms.

  General

        The Notes are the senior, unsecured obligations of MIC. The Notes bear interest at the rate of 2% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, with a final maturity on June 1, 2006. The interest on the Notes is payable, at our option, in cash or through the issuance of additional Notes (valued at 100% of the principal amount of such additional Notes). The Notes are convertible at any time into our common stock at a conversion price of $10.75 per share of common stock, subject to standard adjustments described below in the section entitled "—Conversion."

        Pursuant to Section 2.02 of the Indenture, as of December 4, 2003, the Notes began accruing additional interest at the rate of 0.25% per annum for 90 days and will continue such accrual until such time that the Registration Statement, of which this prospectus forms a part, shall have been declared effective. For each additional 90 day period that there is no registration statement in effect, the interest rate of the Notes shall increase by an additional 0.25% per annum.

  Payments

        Payments of principal and interest will be paid to the persons in whose names the Notes are registered at the close of business on the fifteenth day before the due date for payment. Payments in respect of the Notes are, at our option, payable in cash and will be made by the Paying Agent by U.S. Dollar check drawn on a bank in New York City and mailed to the holder at its registered address or will be reflected by increasing the outstanding principal amount of the Notes each June 1 and December 1, beginning June 1, 2003, by an amount equal to the interest payable for the preceding semi-annual period.

  Conversion

        Holders may convert their Notes into shares of our common stock at an initial conversion price of $10.75 per share, subject to adjustment as described below, at any time on or before the close of business on the last trading day prior to its maturity date, unless we have previously redeemed or repurchased the Notes. A holder may convert fewer than all of such holder's Notes so long as the Notes are converted in denominations of $1,000 or whole multiples of $1,000.

        Except as described below, no adjustment will be made on conversion of any Notes for interest accrued on such Notes or for dividends on any common stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, they must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted.

        In the event a Note is called for redemption, conversion rights will expire at the close of business on the last trading day prior to the redemption date, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured.

        The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the Trustee. The conversion date will be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of shares of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the shares of common stock in a name other than the holder of the Note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

        We are not required to issue fractional shares of common stock upon conversion of Notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion.

        The conversion price is subject to adjustment under formulae set forth in the Indenture in certain events, including:

(1)
the issuance of our common stock (including elections between cash and shares) as a dividend or distribution on our common stock;

(2)
certain subdivisions and combinations of our common stock;

(3)
the issuance to all or substantially all holders of our common stock of certain rights, warrants or other securities to purchase our common stock at a price per share less than the current market price (as defined below);

(4)
a dividend or other distribution to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock) or evidences of our indebtedness, cash or other assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

(5)
dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) or cash distributed upon a merger or consolidation to which the succeeding paragraph applies) to all or substantially all holders of our common stock to the extent such distributions, combined together with:

•
all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, plus

•
any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of a share of common stock times the number of shares of common stock then outstanding) on the record date for such distribution; and

(6)
the purchase of our common stock pursuant to a tender offer, made by us or any of our subsidiaries to the extent that the aggregate consideration, together with:

•
any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within 12 months preceding such tender offer in respect of which no adjustment has been made, plus

•
the aggregate amount of any such all-cash distributions referred to in clause (5) above to all holders of our common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

        The formulae set forth in the Indenture with respect to the events listed above generally reduce the conversion price to take into effect the dilutive effect of such events.

        The "current market price" per share of our common stock on any day means the average of the daily closing prices for the ten consecutive trading days preceding the earlier of the day preceding the day in question and the day before the "ex date" with respect to the event requiring such computation. For purposes of this paragraph, the term "ex date" means:

  •
  when used with respect to any issuance or distribution, the first date on which our common stock trades without the right to receive the issuance or distribution;

  •
  when used with respect to any subdivision or combination of our common stock, the first date on which our common stock trades after the time at which such subdivision or combination becomes effective; and

  •
  when used with respect to any tender or exchange offer, the first date on which our common stock trades after the expiration of such offer.

        With respect to an adjustment pursuant to clause (4) above where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a "spin-off," the conversion price in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive that distribution will be decreased by multiplying the conversion price by a fraction:

  •
  the numerator of which is the current market price of our common stock, determined as described below, and

  •
  the denominator of which is the sum of (a) the fair market value, to be determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock plus (b) the current market price of our common stock, to be determined as described below.

        The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off.

        For purposes of this spin-off provision, the fair market value of the securities to be distributed to holders of our common stock means the average of the sale prices of those securities over the first 10 trading days after the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of our common stock means the average of the sales prices of our common stock over the first 10 trading days after the effective date of the spin-off.

        In the case of:

  •
  any reclassification or change of our common stock;

  •
  a consolidation, merger or combination involving us; or

  •
  a sale or conveyance to another corporation of all or substantially all of our property and assets,

in each case as a result of which holders of our common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for shares of our common stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance, had such Notes been converted into shares of common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which our stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

        Certain adjustments to, or failures to adjust, the conversion price of the Notes may cause holders of Notes or common stock to be treated for U.S. federal income tax purposes as having received a distribution taxable under U.S. federal income tax laws. We may, at our option, make such adjustments in the conversion price as our board of directors deems advisable to avoid or diminish any potential income tax liability to holders of common stock which may result from the absence of such adjustments. See "United States Federal Income Tax Considerations."

        In addition, we may, from time to time, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination will be conclusive.

        No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect. However, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

  Ranking

        The Notes are our senior unsecured obligations and rank senior in right of payment to all of our subordinated indebtedness.

  Open Market Purchase

        We may at any time purchase Notes in the open market, on an exchange or by tender or by private agreement at any agreed upon price. All Notes so purchased may be held for our account and may be cancelled by us; provided, however, that for purposes of determining the holders of the Notes entitled to make, give or take any requests, demands, authorizations, directions, notices, consents, waivers or other action under the terms of the respective Notes, any Notes held for our account, any of our Subsidiaries, or any other of our Affiliates shall not be considered outstanding and shall not participate in making, giving or taking such action.

  Payment at Maturity of the Notes

        At maturity of the Notes, we may, at our option, pay all or a portion of the then outstanding principal amount of the Notes in cash or in shares of our common stock. If we decide to pay the holders all or a portion of the outstanding principal amount in shares of our common stock, we will calculate the number of shares of common stock you are entitled to receive by dividing the principal amount of Notes being repaid by the lesser of (a) the conversion price and (b) the average closing prices of the common stock over the 60-day period immediately preceding the maturity date.

  Optional Redemption

        The Notes may be redeemed at our option, at any time prior to June 1, 2004 in whole or in part at a price of 102.25% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption, and at June 1, 2004 and thereafter at a price of 100.00% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption, in each case upon not less than 30 nor more than 60 days' notice by mail to each holder to be redeemed. In each case, we will pay accrued and unpaid interest to, but not including, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date.

        The Notes may also be redeemed under the circumstances described below under "—Additional Amounts; Tax Redemption."

        If fewer than all the Notes are to be redeemed, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by any other method that the Trustee considers fair and appropriate. The Trustee may select for redemption a portion of the principal of any Note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or whole multiples of $1,000. The Trustee will make the selection from Notes outstanding and not previously called for redemption. However, if a portion of a holder's Notes are selected for partial redemption and such holder converts a portion of such Notes, such converted portion will be deemed to be taken from the portion selected for redemption.

        Provisions of the Indenture that apply to the Notes called for redemption also apply to portions of the Notes called for redemption. If any Note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a Note that is redeemed in part only, we will execute and the trustee will authenticate and deliver to the holder a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

        On and after the redemption date, unless we default in the payment of the redemption price, interest will cease to accrue on the principal amount of the Notes or portions of Notes called for redemption and for which funds have been set apart for payment.

        At redemption of the Notes, we may, at our option, pay all or a portion of the then outstanding principal amount of the Notes in cash or in shares of our common stock. If we decide to pay all or a portion of the principal amount in shares of our common stock, we will specify this in the notice of redemption. We will calculate the number of shares of common stock you are entitled to receive by dividing the principal amount of Notes being redeemed by the lesser of (a) the conversion price and (b) the average closing prices of the common stock over the 60-day period immediately preceding the redemption date.

  Additional Amounts; Tax Redemption

        We agree that, if any deduction or withholding of any present or future withholding taxes, levies, imposts or charges whatsoever imposed by or for the account of Luxembourg or any political subdivision or taxing authority thereof or therein shall be required, we will (subject to compliance by the holders of the Notes with any relevant administrative requirements) pay such additional amount in respect of principal (and premium, if any) and interest as may be necessary in order that the net amounts paid to such holders pursuant to the Notes after such deduction or withholding shall equal the respective amounts of principal (and premium, if any) and interest specified in the Notes; provided, however, that the foregoing shall not apply to any such tax, levy, impost or charge which would not be payable but for the fact that the holder of a Note is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or being physically present in, Luxembourg or such political subdivision or otherwise having some connection with Luxembourg other than the holding or ownership of such Notes or the collection of principal of (and premium, if any) and interest on such Notes or the enforcement of such Notes.

        If at any time we shall determine that we would be required to make additional payments in respect of interest on the next succeeding interest payment date pursuant to the terms of the Notes as the result of a change in, or amendment to, the laws of Luxembourg or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in an application or interpretation of such laws either generally or in relation to the Notes, which change or amendment to such laws becomes effective on or after the date of the Indenture or which change in application or interpretation is notified to us on or after such date, the Notes will be redeemable as a whole at our option at any time at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

  Change of Control

        Within 60 days of the occurrence of a Change of Control Triggering Event, we will be required to make an Offer to Purchase all Outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued interest to the date of purchase. A "Change of Control Triggering Event" will be deemed to have occurred if a Change of Control has occurred and a Rating Decline occurs. A "Change of Control" will be deemed to have occurred at such time as either: (a) any Person (other than a Permitted Holder) or any Persons acting together that would constitute a "group" (a "Group") for purposes of Section 13(d) of the Securities Exchange Act of 1934, or any successor provision thereto (other than Permitted Holders), together with any Affiliates thereof, shall beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of our Voting Stock; or (b) any Person or Group (other than Permitted Holders), together with any Affiliates thereof, shall succeed in having a sufficient number of its nominees elected to our Board of Directors such that such nominees, when added to any existing director remaining on our Board of Directors after such election who was a nominee of or is an Affiliate of such Person or Group, will constitute a majority of our Board of Directors. A "Permitted Holder" is Industriförvaltnings AB Kinnevik, Kinnevik B.V. and each of their Affiliates, the estate, spouse, ancestors, and lineal descendants of Jan H. Stenbeck, the legal representatives of any of the foregoing and the trustees of any bona fide trust of which the foregoing are the sole beneficiaries or the grantors, or any Person of which the foregoing "beneficially owns" (within the meaning of Rule 13d-3 and 13d-5 under the Securities Exchange Act of 1934 or any successor provision thereto) voting securities representing at least 66 2/3% of the total voting power of all classes of Capital Stock of such Person (exclusive of any matters as to which class voting rights exist). A "Rating Decline" will be deemed to have occurred if at any time within the earlier of (i) 90 days after the date of public notice of a Change of Control, or of our intention or the intention of any Person to effect a Change of Control and (ii) the occurrence of the Change in Control (which period shall in either event be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by a Rating Agency), the rating of the Notes is decreased by either Rating Agency by one or more Gradations and the rating by both Rating Agencies on the Notes following such downgrade is below Investment Grade.

        In the event that we make an Offer to Purchase the Notes, we intend to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Securities Exchange Act of 1934.

  Covenants

        The Indenture contains, among others, the covenants described below. The accounting terms used in such covenants shall have the meanings assigned to them in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Committee, which are the accounting standards used by us in presenting our consolidated financial statements.

        Limitation on Liens Securing Our Subordinated Debt.    We may not, and may not permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any of our Debt that is expressly by its terms subordinate or junior in right of payment to any other of our Debt without making, or causing such Restricted Subsidiary or Restricted Affiliate to make, effective provision for securing the Notes (x) equally and ratably with such Debt as to such property or assets for so long as such Debt will be so secured or (y) in the event such Debt is subordinate in right of payment to the Notes, prior to such Debt as to such property or assets for so long as such Debt will be so secured.

        Limitation on Guarantees of Our Subordinated Debt.    We may not permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate, directly or indirectly, to assume, Guarantee or in any other manner become liable with respect to any of our Debt that is expressly by its terms subordinate or junior in right of payment to any other of our Debt.

        Limitation on Asset Dispositions.    We may not, and may not permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, make any Asset Disposition in one or more related transactions unless: (i) we or such Restricted Subsidiary or Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a Board Resolution filed with the Trustee; (ii) at least 75% of the consideration for such disposition consists of (a) cash or readily marketable cash equivalents or the assumption of our Debt (other than Debt that is subordinated to the Notes) or Debt of such Restricted Subsidiary or Restricted Affiliate relating to such assets and release from all liability on the Debt assumed or (b) Related Assets; and (iii) our Pro Rata Portion of the difference between all Net Available Proceeds, less any amounts invested within 360 days of such disposition in a Related Business or committed to such investment, are applied within 360 days of such disposition (1) first, to the permanent repayment or reduction of our Senior Debt or Debt of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate, provided that except in the case of repayment or reduction of our Senior Debt, only our Pro Rata Portion of such Debt shall be deemed to have been repaid or reduced out of such funds remaining, (2) second, to the extent of our Pro Rata Portion of any such funds remaining, to make an Offer to Purchase outstanding Notes at 101% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other of our Debt that is pari passu with the Notes at a price no greater than 101% of the principal amount thereof plus accrued interest to the date of purchase, and (3) third, to the extent of any such funds remaining, to any other use as determined by us which is not otherwise prohibited by the Indenture.

        Notwithstanding the foregoing, we will not be required to purchase Notes pursuant to the requirements described in clause (iii)(2) of the preceding paragraph if our Pro Rata Portion of the funds available for such use in respect of an Asset Disposition, together with our Pro Rata Portion of the funds available for such use in respect of all prior Asset Dispositions, which were not so used pursuant to the provisions described in this paragraph, are less than $10 million.

        Limitation on Debt.    We may not, and may not permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, Incur any Debt, unless the Debt Coverage Ratio for the most recently completed fiscal quarter for which financial statements are available would be less than 7.0 to 1 for such quarter period. In the case of any such Incurrence by any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate, the amount of Debt Incurred or repaid, redeemed or repurchased, as applicable, for purposes of the foregoing limitation, will be deemed to be the greater of (i) our Pro Rata Portion of such Debt and (ii) the amount of any Guarantee of such Debt made by us.

        Notwithstanding the foregoing limitation, the following Debt may be Incurred:

(i)
Debt Incurred under the Credit Facility in an aggregate principal amount at any one time not to exceed $200 million, and any renewal, extension, refinancing, refunding, substitution or replacement thereof in an amount which, together with any amount remaining outstanding or committed under the Credit Facility or any successor agreement, does not exceed the amount outstanding or committed under the Credit Facility or such successor agreement immediately prior to such renewal, extension, refinancing, refunding, substitution or replacement;

(ii)
the original issuance by us of the Debt evidenced by the Notes;

(iii)
Debt (other than Debt described in another clause of this paragraph) outstanding, committed or mandated on the date of the Indenture (including but not limited to the Old Notes, if any);

(iv)
Debt owed by us to any of our Wholly Owned Restricted Subsidiaries or Debt owed by any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to us, any of our Restricted Subsidiaries or Restricted Affiliates or, in the case of Debt of a Restricted Subsidiary of a Restricted Affiliate, to another Restricted Subsidiary of such Restricted Affiliate; provided, however, that upon either (1) the transfer or other disposition by us or such Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate of any Debt so permitted to a Person other than us or any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate or (2) such Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate ceasing to be our Restricted Subsidiary, Restricted Affiliate or a Restricted Subsidiary of a Restricted Affiliate, the provisions of this clause (iv) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

(v)
Guarantees by us of Debt of any of our Subsidiaries or Minority Owned Affiliates; provided that we then hold cash or Cash Equivalents not subject to any pledge, security interest or other encumbrance in an aggregate amount equal to not less than 100% of the amount of all such Guarantees then outstanding; provided further, that if any such Guarantee relates to Debt Incurred in reliance on one or more of clauses (i) through (iv) above or clauses (vi) through (x) below, the amount of such cash or Cash Equivalents held by us may be reduced by an amount equal to the amount of such Guaranteed Debt Incurred in reliance on such clause or clauses and provided further, that if at any time the aggregate amount of such Guarantees Incurred in reliance on this clause (v) exceeds the aggregate amount of such cash or Cash Equivalents so held by us (plus the amount of any reduction pursuant to the foregoing proviso), the provisions of this clause (v) shall no longer be applicable to such Guarantees to the extent of such excess and an amount of such Guarantees equal to the amount of such excess shall be deemed to have been Incurred at the time such deficiency arose (this third proviso to be applied successively whenever the amount of such cash and Cash Equivalents decreases);

(vi)
Acquired Debt;

(vii)
Debt consisting of Permitted Interest Rate, Currency or Commodity Price Agreements;

(viii)
our Debt, Debt of any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of, outstanding Debt of the same entity (each of the foregoing, a "refinancing") in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the issuer thereof as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the issuer thereof Incurred in connection with such refinancing; provided, however, that (A) Debt the proceeds of which are used to refinance the Notes or Debt which is pari passu with or subordinate in right of payment to the Notes shall only be permitted if (x) in the case of any refinancing of the Notes or Debt which is pari passu to the Notes, the refinancing Debt is Incurred by us and made pari passu to the Notes or subordinated to the Notes, and (y) in the case of any refinancing of Debt which is subordinated to the Notes, the refinancing Debt is Incurred by us and is so subordinated at least to the same extent; (B) the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, (1) has a Weighted Average Life to Maturity longer than the Weighted Average Life to Maturity of the Debt being refinanced and (2) does not permit redemption or other retirement (including pursuant to an offer to purchase) of such Debt at the option of the holder thereof prior to the earlier of the final stated maturity or time of comparable redemption or retirement with respect to the Debt being refinanced, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase) which is conditioned upon provisions substantially similar to those described under "—Change of Control" and "—Limitation on Asset Dispositions;"

(ix)
Debt in an aggregate amount not exceeding $200 million Incurred for the purpose of funding, and the net proceeds of which are applied to fund, our capital expenditures or the capital expenditures of any of our Subsidiaries or Minority Owned Affiliates; and

(x)
Debt not otherwise permitted to be Incurred pursuant to clauses (i) through (ix) above, which, together with any other outstanding Debt Incurred pursuant to this clause (x), has an aggregate principal amount not in excess of $75 million at any time outstanding.

        For purposes of the foregoing clauses (i) through (x), in case of any Incurrence of Debt by any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate, the amount of Debt Incurred by such entity will be deemed to be our Pro Rata Portion of such Debt.

        Limitation on Restricted Payments.    We may not, and may not permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, directly or indirectly, (i) declare or pay any dividend or make any distribution in respect of our Capital Stock or to the holders thereof, excluding any dividends or distributions by us payable solely in shares of our Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire our Capital Stock (other than Redeemable Stock), (ii) purchase, redeem, or otherwise acquire or retire for value (a) any of our Capital Stock or that of any of our Related Persons or (b) any options, warrants or other rights to acquire shares of our Capital Stock or that of any Related Person of ours or any securities convertible or exchangeable into shares of our Capital Stock or of any of our Related Persons, (iii) redeem, repurchase, defease or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment our Debt which is subordinate in right of payment to the Notes, or (iv) make any Investment, other than Permitted Investments (each of clauses (i) through (iv) being a "Restricted Payment") if: (1) an Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result from such Restricted Payment, or (2) after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable fiscal-quarter period, we could not Incur at least $1.00 of additional Debt pursuant to the terms of the Indenture described in the first paragraph of "Limitation on Debt" above, or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from the date of the Indenture (including for this purpose, in respect of any Investment, only our Pro Rata Portion of such Investment), excluding those made pursuant to the further proviso below or pursuant to clause (ii) or (vi) of the next paragraph, exceeds the sum of: (a) the difference of (x) 100% of cumulative Cellular Operating Income from March 31, 1996 through the last day of the last full fiscal quarter ending immediately preceding the date of such Restricted Payment for which our quarterly or annual financial statements are available minus (y) the product of 1.5 times cumulative Consolidated Interest Expense from March 31, 1996 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which our quarterly or annual fiscal statements are available; plus (b) $10 million; plus (c) 100% of our Pro Rata Portion of the net reduction in Investments in any Unrestricted Subsidiary or Unrestricted Affiliate resulting from payments of interest on Debt, dividends, return of capital, repayments of loans or advances, or other transfers of assets, in each case to us or any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate from such Unrestricted Subsidiary or Unrestricted Affiliate (except to the extent that any such payment is included in the calculation of Consolidated Net Income) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries; provided that the amount included in this clause (c) shall not exceed our Pro Rata Portion of the amount of Investments previously made by us and our Restricted Subsidiaries in such Unrestricted Subsidiary or Unrestricted Affiliate; provided, further, that we, any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate may make any Restricted Payment with the aggregate net proceeds received by us after the date of original issuance of the Notes, including the fair market value of property other than cash (determined in good faith by the Board of Directors as evidenced by a resolution of the Board of Directors filed with the Trustee), from contributions of capital or the issuance and sale (other than to any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate) of our Capital Stock (other than Redeemable Stock), options, warrants or other rights to acquire our Capital Stock (other than Redeemable Stock) and our Debt that has been converted into or exchanged for our Capital Stock (other than Redeemable Stock and other than by or from any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate) after the date of original issuance of the Notes, provided that any such net proceeds received by us from an employee stock ownership plan financed by loans from us or any of our Subsidiaries shall be included only to the extent such loans have been repaid with cash on or prior to the date of determination. Prior to the making of any Restricted Payment, we shall deliver to the Trustee an Officers' Certificate setting forth the computations by which the determinations required by clauses (2) and (3) above were made and stating that no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, has occurred and is continuing or will result from such Restricted Payment.

        Notwithstanding the foregoing, so long as no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result therefrom, (i) we may pay any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, we could have paid such dividend in accordance with the foregoing provision; (ii) we may refinance any Debt otherwise as permitted by clause (viii) of the second paragraph under "Limitation on Debt" above or solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate or from or to an employee stock ownership plan financed by loans from us or any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate) of shares of our Capital Stock (other than Redeemable Stock), provided that the amount of net proceeds from such exchange or sale shall be excluded from the calculation of the amount available for Restricted Payments pursuant to the preceding paragraph; (iii) we may purchase, redeem, acquire or retire any shares of our Capital Stock solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate or from or to an employee stock ownership plan financed by loans from us or any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate) of shares of our Capital Stock (other than Redeemable Stock); (iv) we may make loans to employees in connection with such employees' exercise of options to purchase Capital Stock or otherwise in the ordinary course of business; (v) we may purchase, redeem, acquire or retire shares of our Capital Stock for aggregate consideration not to exceed $50 million; and (vi) we may purchase or redeem any Debt from Net Available Proceeds to the extent permitted under "Limitation on Asset Dispositions." Any payment made pursuant to clause (i), (iii), (iv) or (v) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments pursuant to the preceding paragraph.

        Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.    We may not, and may not permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Restricted Subsidiary or Restricted Affiliate (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock to us or any other of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate or pay any Debt or other obligation owed to us or any other such Restricted Subsidiary or Restricted Affiliate; (ii) to make loans or advances to us or any other of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate; or (iii) to transfer any of its property or assets to us or any other of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate. Notwithstanding the foregoing, we may, and may permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, suffer to exist any such encumbrance or restriction (a) pursuant to any agreement in effect on the date of original issuance of the Notes; (b) pursuant to an agreement relating to any Debt Incurred by a Person (other than any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate existing on the date of original issuance of the Notes or any Person carrying on any of the businesses of any such Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate) prior to the date on which such Person became such a Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate and outstanding on such date and not Incurred in anticipation of becoming such a Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired; (c) pursuant to an agreement by which a Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate obtains financing, provided that (x) such restriction is not materially more restrictive than customary provisions in comparable financing agreements and (y) our management determines that at the time such agreement is entered into such restriction will not materially impair our ability to make payments on the Notes, such determination to be confirmed not less frequently than once a year by an Officer's Certificate delivered to the Trustee; (d) pursuant to an agreement effecting a renewal, refunding or extension of Debt Incurred pursuant to an agreement referred to in clause (a) or (b) or (c) above, provided, however, that the provisions contained in such renewal, refunding or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof, as determined in good faith by our management, such determination to be confirmed not less frequently than once a year by an Officer's Certificate delivered to the Trustee; (e) in the case of clause (iii) above, restrictions contained in any security agreement (including a capital lease) securing Debt of any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate otherwise permitted under the Indenture, but only to the extent such restrictions restrict the transfer of the property subject to such security agreement; (f) in the case of clause (iii) above, customary nonassignment provisions entered into in the ordinary course of business consistent with past practices in leases to the extent such provisions restrict the transfer or subletting of any such lease; (g) any restriction with respect to any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary or Restricted Affiliate, provided that consummation of such transaction would not result in an Event of Default or an event that, with the passing of time or the giving of notice, or both, would constitute an Event of Default, that such restriction terminates if such transaction is closed or abandoned and that the closing or abandonment of such transaction occurs within one year of the date such agreement was entered into; or (h) such encumbrance or restriction is the result of applicable law or regulation.

        Transactions with Affiliates.    We may not, and may not permit any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, enter into any transaction (or series of related transactions) with any Affiliate or Related Person of ours (other than we or any of our Restricted Subsidiaries which are 80% or more owned Subsidiaries prior to such transaction), including any Investment, either directly or indirectly, unless such transaction is on terms no less favorable to us or such Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person and is in our best interest or the best interest of such Restricted Subsidiary, Restricted Affiliate or Restricted Subsidiary of a Restricted Affiliate. For any transaction that involves in excess of $5 million, a majority of the disinterested members of the Board of Directors shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution filed with the Trustee.

        The foregoing restriction shall not apply to (i) reasonable and customary payments on behalf of our directors, officers or employees or any of the directors, officers or employees of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate, or in reimbursement of reasonable and customary payments or reasonable and customary expenditures made or incurred by such Persons as directors, officers or employees, (ii) any Restricted Payment permitted under the "Limitation on Restricted Payments" covenant and any Permitted Investment; provided, however, that any Investment (including any Permitted Investment) made in reliance on this clause (ii) is in our best interests, and (iii) any loan or advance by us or any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to employees of any of them in the ordinary course of business.

        Existence and Maintenance of Properties.    We will do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises; provided, however, that we shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof is not disadvantageous in any material respect to the Holders.

        We will cause all properties used or useful in the conduct of our business or the business of any of our Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing shall prevent us from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in our judgment, desirable in the conduct of our business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the Holders. We shall, and shall cause our Restricted Subsidiaries to, keep at all times all of ours and their properties which are of an insurable nature insured against loss or damage with insurers believed by us to be responsible to the extent that property of a similar character is usually so insured by corporations similarly situated and owning like properties in accordance with good business practice.

        Payment of Taxes.    We will pay or discharge or cause to be paid or discharged, before the same becomes delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon us or any of our Restricted Subsidiaries, or any Restricted Subsidiaries' income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property, or our Restricted Subsidiaries' property; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

        Provision of Financial Information.    Whether or not we are required to be subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or any successor provision thereto, we shall file with the Commission the annual reports and other documents which we would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if we were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which we would have been required so to file such documents if we were so required. We shall also in any event (a) within 15 days of each Required Filing Date (i) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and (ii) file with the Trustee, copies of our annual reports and other documents which we file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto or would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provisions thereto if we were required to be subject to such Sections and (b) if filing such documents by us with the Commission is not permitted under the Securities Exchange Act of 1934, promptly upon written request supply copies of such documents to any prospective Holder.

        Limitation on Lines of Business.    We shall, and shall cause each of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate to, directly or indirectly, engage primarily in a Related Business.

        Unrestricted Subsidiaries and Unrestricted Affiliates.    We may designate any of our Restricted Subsidiaries or Restricted Subsidiaries of a Restricted Affiliate to be an "Unrestricted Subsidiary" (other than Millicom Operations) as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary. "Unrestricted Subsidiary" means (1) any Subsidiary designated as such by the Board of Directors as set forth below where no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of our other Debt and the Debt of our Subsidiaries (other than another Unrestricted Subsidiary) or any Restricted Affiliates or any Restricted Subsidiaries of a Restricted Affiliate to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any of our Subsidiaries or Restricted Affiliates to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other of our Subsidiaries or such Restricted Affiliate which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that either (x) the Subsidiary to be so designated has total assets of $100,000 or less or (y) immediately after giving effect to such designation, we could incur at least $1.00 of additional Debt pursuant to the first paragraph under "—Limitation on Debt" and provided, further, that we could make a Restricted Payment in an amount equal to our Pro Rata Portion of the greater of the fair market value and book value of such Subsidiary pursuant to the "—Limitation on Restricted Payments" and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder.

        Merger, Consolidations and Certain Sales of Assets.    We may not, in a single transaction or a series of related transactions, (i) consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into us or (ii) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to any other Person, unless: (1) in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, our successor entity (A) shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of our obligations under the Indenture and (B) is organized under the laws of (x) Luxembourg or (y) the United States of America or any State thereof or the District of Columbia or (z) any other country if such successor entity undertakes, in such supplemental indenture, to pay such additional amounts in respect of principal (and premium, if any) and interest as may be necessary in order that the net amounts paid pursuant to the Notes after deduction or withholding of any present or future withholding taxes, levies, imports or charges whatsoever imposed by or for the account of such country or any political subdivision or taxing authority thereof or therein shall equal the respective amounts of principal (and premium, if any) and interest specified in the Notes; (2) immediately after giving effect to such transaction and treating any Debt which becomes our obligation or that of any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate as a result of such transaction as having been Incurred at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction and treating any Debt which becomes our obligation, or that of any of our Restricted Subsidiaries, Restricted Affiliates or Restricted Subsidiaries of a Restricted Affiliate as a result of such transaction as having been Incurred at the time of the transaction, we (including any successor entity to us) could Incur at least $1.00 of additional Debt pursuant to the provisions of the Indenture described in the first paragraph under "Limitation on Debt" above; provided, however, that this clause (3) will not apply if, in the good faith determination of our Board of Directors, which determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change our jurisdiction of incorporation; and (4) certain other conditions are met.

  Events of Default

        The following are Events of Default under the Indenture: (a) failure to pay any interest (including Special Interest and Additional Amounts) on any Note when due, continued for 30 days; (b) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "Change of Control" and "Limitation on Asset Dispositions" when due and payable; (c) failure to perform or comply with the provisions described under "Mergers, Consolidations and Certain Sales of Assets;" (d) failure to perform any other of our covenants or agreements under the Indenture or the Notes continued for 60 days after written notice to us by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding Notes; (e) default under the terms of any instrument evidencing or securing our debt or debt of any Significant Restricted Group Member having an outstanding principal amount of $10 million individually or in the aggregate which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due; (f) the rendering of a final judgment or judgments (not subject to appeal) against us or any Significant Restricted Group Member in an amount in excess of $10 million which remains undischarged or unstayed for a period of 45 days after the date on which the right to appeal has expired; (g) failure to deliver fully authorized and validly issued shares of common stock to any holder of the Notes upon conversion of the Notes, if such failure remains unremedied for a period of 30 days after the notice of conversion; and (h) certain events of bankruptcy, insolvency or reorganization affecting us or any Significant Restricted Group Member. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        If an Event of Default (other than an Event of Default described in clause (a) above with respect to us) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (h) above with respect to us occurs, the Outstanding Notes will ipso facto become immediately due and payable with any declaration or other act on the part of the Trustee or any Holder. For information as to waiver of defaults, see "—Modifications and Waivers."

        No Holder of any Notes has any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Notes.

        We are required to furnish to the Trustee annually a statement as to the performance by us of certain of our obligations under the Indenture and as to any default in such performance.

  Acceleration of the Notes

        If an Event of Default, other than a voluntary or involuntary bankruptcy proceeding, occurs and is continuing then in every such case, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may declare the Default Amount of all Notes to be due and payable immediately, by a notice in writing to us (and to the Trustee if given by Holders), and upon any such declaration the Default Amount and any accrued interest, together with all other amounts due under these Indenture, shall become immediately due and payable. If a voluntary or involuntary bankruptcy proceeding commences, the Default Amount of, and any accrued interest on, the Notes then Outstanding, together with all other amounts due under the appropriate indenture shall ipso facto become immediately due and payable without any declaration or other action on the part of the Trustee or any Holder.

        At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Notes, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences if (1) we have paid or deposited with the Trustee a sum sufficient to pay all overdue interest on all Notes, the principal of (and premium, if any, on) any Notes which have become due otherwise than by the declaration of acceleration (including any Notes required to have been purchased on the Purchase Date pursuant to an Offer to Purchase made by us) and interest thereon at the rate borne by the Notes, to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes, and all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and (2) all Events of Default, other than the non-payment of the principal of Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided.

        No such rescission shall affect any subsequent default or impair any rights consequent thereon.

  Modifications and Waivers

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, with the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity or the principal of, or any installment or interest on, any Note, (b) reduce the principal amount of (or premium), or interest on, any Note, (c) change the place or currency of payment or principal of (or premium), or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of part defaults or covenants, except as otherwise specified, or (h) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Notes required under the "Limitation on Asset Dispositions" and the "Change of Control" covenants contained in the Indenture in a manner materially adverse to the Holders thereof.

        The Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of the Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase.

  Registration Rights

        Pursuant to the terms of the Indenture, we entered into a registration rights agreement with the holders of the Notes. In the registration rights agreement, we agreed to use commercially reasonable efforts to keep the Registration Statement, of which this prospectus forms a part, effective until all transfer restricted securities have ceased to be transfer restricted securities. For purposes hereof, "transfer restricted securities" means the Notes and the underlying common stock of MIC issuable upon the conversion of the Notes, which shall be referred to as conversion shares, or any securities of MIC issued as a dividend or other distribution with respect to, or in exchange or replacement of, the Notes or the conversion shares until, in the case of each security, the earlier to occur of (i) the sale of all the securities registered thereunder, (ii) two years after December 4, 2003 and (iii) the holding period mandated in Rule 144(k) of the Securities Act or any successor provision thereof.

        During any 365-day period, we have the ability to suspend the availability of the shelf registration statement and the use of this prospectus for up to 30 consecutive days in any 90 day period, but for no more than an aggregate of 180 days during any 365-day period and there shall be an aggregate of not more than two suspensions during any 365-day period, if our board of directors determines in its reasonable judgment that there is a valid purpose for the suspension. Under the Indenture, if the shelf registration statement ceases to be effective without being succeeded immediately by an additional registration statement filed and declared effective or has not become or been declared effective by December 4, 2003, each of which is referred to herein as a registration default, we have agreed to pay additional interest to each holder of transfer restricted securities in an amount equal to 0.25% per annum, determined daily, on the principal amount of the Notes held by the holder, during the first 90-day period following such registration default, increasing by an additional 0.25% per annum during each subsequent 90-day period, up to a maximum of 1.00% per annum, until the registration default is cured. A registration default will not occur with respect to any holder who has not provided us with information for inclusion in the registration statement or if we are not required to file a registration statement because less than 50% of the holders have provided such information. Such accrued additional interest will be paid to holders in cash semi-annually in arrears on June 1 and December 1 in each year. Additional interest only accrues during a registration default.

  Governing Law

        The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

  Submission to Jurisdiction; Waivers

        We irrevocably and unconditionally:

(1)
submit ourselves and our property in any legal action or proceeding relating to the Indenture to which we are a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant;

(2)
consent that any such action or proceeding may be brought in such courts and waive any objection that we may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and

(3)
appoint CT Corporation System, currently having an office at 111 Eighth Avenue, New York, New York 10011, as our agent to receive on our behalf service of all process in any such action or proceeding, such service being hereby acknowledged by us to be effective and binding in every respect.

DESCRIPTION OF THE GUARANTEE

        The following description of the terms and provisions of the guarantee summarizes the terms of the guarantee that was executed and delivered by the guarantor for the benefit of the holders from time to time of the Notes, which we refer to as the Guarantee. We and the guarantor refer you to the Guarantee. Copies of the Guarantee are available for inspection at the offices of any paying agent. The actual terms of the Guarantee are governed by the terms of the Guarantee and not this summary, which does not purport to summarize all provisions of the Guarantee.

  General

        The Guarantee constitutes the direct and unsecured obligations of Millicom Operations, a Dutch holding company, and ranks equally with the holders of the guarantor's existing or future senior obligations that are expressed to rank equally with the Guarantee and any other parity securities of the guarantor's then outstanding and in priority to creditors that are within our group and to all holders of the guarantor's share capital and to all holders of the guarantor's existing or future securities or obligations that are expressed to rank junior as to payments to the Guarantee. The terms of the Guarantee are those set forth in the Guarantee. The Guarantee is unconditional and irrevocable.

  Specific Terms of the Guarantee

        The guarantor irrevocably and unconditionally agrees to pay in full the following payments on the Notes, to the extent that they are due to be paid and are not paid by us, or on our behalf:

  •
  any due and payable interest (including any Special Interest, Additional Amounts and arrears of interest and any interest on arrears of interest) or principal required to be paid on the Notes,

  •
  the redemption price required to be paid for each Note called for redemption, plus an amount equal to accrued interest, if any, for the then-current interest period accrued on a daily basis to the redemption date, arrears of interest, if any, interest on arrears of interest, if any, and all other amounts outstanding thereon, and

  •
  upon maturity of the Notes or our dissolution, winding up or liquidation or bankruptcy or similar proceeding, the aggregate principal amount of the Notes, plus any accrued interest at the stated rate for the then-current interest period, through to the date of payment, arrears of interest, if any, interest on arrears of interest, if any, and all other amounts outstanding thereon.

        The guarantor is also required to pay interest accrued on these amounts from the date a claim is made under the Guarantee until the payment is made or offered to the holders, subject to the limitations set forth in the Guarantee.

        The guarantor's obligation to make the payments described above under the Guarantee may be satisfied by direct payment of the required amounts to the holders of the Notes or by causing us to pay such amounts to these holders. In addition, the guarantors' obligation to make the payments described above exists regardless of any defense, right of set-off or counterclaim that we may have or assert (other than payment).

  Ranking

        In the event of a liquidation, winding up or dissolution or bankruptcy or similar proceeding of the guarantor, or any other similar proceedings affecting the guarantor or its assets, the claims of holders of the Notes to payments under the Guarantee rank equally with the holders of the guarantor's existing or future senior obligations that are expressed to rank equally with the Guarantee and any other parity securities of the guarantors then outstanding and in priority to creditors that are within our group and to all holders of the guarantor's share capital and to all holders of the guarantor's existing or future securities or obligations that are expressed to rank junior as to payments to the Guarantee.

        The guarantor is our indirect wholly-owned subsidiary and an intermediate holding company, which, in turn, holds our interests in the majority of our operating subsidiaries and joint ventures. Accordingly, the claims of holders of the Notes will be structurally subordinated to the liabilities of our operating subsidiaries and joint ventures.

        As a consequence of the above-described ranking provisions, guaranteed parties may recover more than holders of the Old Notes or of our or the guarantor's subordinated indebtedness. However, guaranteed parties may recover less than the holders of liabilities of our operating subsidiaries and joint ventures. If, in any winding-up, amounts payable under the guarantee and any claims ranking equally with the Guarantee are not paid in full, the Guarantee and other claims ranking equally will share ratably in any interest of the guarantor's assets in a winding-up in proportion to the respective amounts to which they are entitled.

  Nature of the Guarantee

        The Guarantee constitutes a guarantee of payment and not of collection. This means that any guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. In addition, the Guarantee will not be discharged except by payment of the amounts due under it in full to the extent such amounts have not been paid by us.

        The Guarantee does not place any limitation on the amount of additional debt that may be incurred by the guarantor or share capital or other securities that may be issued by the guarantor and do not restrict the incurrence of liens, sales of assets or investments by the guarantor. The guarantor may not, however, at any time become our unrestricted subsidiary.

        By accepting the Guarantee each guaranteed party and the Trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to the Guarantee (or between the guarantor's obligations, as guarantor, under or in respect of the Guarantee and any liability owed by a guaranteed party or the trustee to the guarantor) that such guaranteed party might otherwise have against the guarantor.

  Certain Covenants of the Guarantor

        The guarantor agrees to certain payment covenants under the Guarantee. Should the guarantor default in respect of any of its obligations under the Guarantee, including the covenants of the guarantor described below, the respective trustee of each of the Notes have the right to enforce the terms of the Guarantee. The holders of not less than a majority in total principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee regarding the guarantor's obligations under the Guarantee or to direct the exercise of any trust or power conferred upon the Trustee under the Guarantee. If the Trustee fails to enforce the Guarantee, then any holder of Notes may institute a legal proceeding directly against the guarantor to enforce the relevant trustee's rights under the Guarantee, without first instituting a legal proceeding against the issuer, the relevant trustee or any other person or entity.

  Payment Covenants Under the Guarantee

        The guarantor agrees in the Guarantee that (1) to the extent interest (including, without limitation, Special Interest and Additional Amounts, if any) is due and payable on the Notes, the guarantor will pay such interest to the extent these amounts are not paid by us; (2) if the Notes are to be redeemed in accordance with their terms, the guarantor will pay amounts due upon redemption to the extent these amounts are not paid by us; and (3) if the holders of the Notes are entitled to any amounts due upon liquidation of the issuer or maturity of the Notes, the guarantor will pay these amounts to the extent they are not paid by us.

  Assignment

        All guarantees and agreements contained in the Guarantee bind the guarantor's successor, assigns, receivers, trustees and representatives and will inure to the benefit of the holders of the Notes. The guarantor may not assign its obligations under the Guarantee, except in the case of merger, consolidation or sale of substantially all of the guarantor's assets where the guarantor is not the surviving entity. See "Description of the Notes—Change of Control" above.

  Subrogation

        If the guarantor makes any payment under the Guarantee, the guarantor will be subrogated to the rights of the holders of the Notes against us with respect to such payment. The guarantor agrees, however, not to claim or enforce any payment by way of subrogation against us if and so long as any amounts under or in connection with the Notes are outstanding.

  Governing Law and Jurisdiction

        The Guarantee is governed by and construed in accordance with laws of the State of New York. The Guarantee requires that any claim or proceeding brought to enforce the guarantor's obligations under the guarantee be brought exclusively before any federal or state court in the Borough of Manhattan, The City of New York.

  Submission to Jurisdiction; Waivers

        The guarantor irrevocably and unconditionally:

  (1)
  submits itself and its property in any legal action or proceeding relating to the Guarantee to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant;

  (2)
  consents that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and

  (3)
  appointed CT Corporation System, currently having an office at 111 Eighth Avenue, New York, New York 10011, as its agent to receive on its behalf service of all process in any such action or proceeding, such service being hereby acknowledged by the guarantor to be effective and binding in every respect.

DESCRIPTION OF MILLICOM COMMON STOCK

        Our authorized share capital is $199,999,800, divided into 33,333,300 shares of common stock with a par value of $6.00 each. Our issued and fully paid-in share capital as of November 21, 2003 is $99,479,910 divided into 16,579,985 shares, $6.00 par value each, of common stock.

        Our capital may be increased or reduced by a resolution of the shareholders adopted in the manner required by the laws of Luxembourg for amendment of our Articles of Incorporation.

        Our Board of Directors is authorized and empowered to:

  •
  realize any increase of the corporate capital within the limits of the authorized capital in one or several successive tranches, by the issuing of new shares, against payment in cash or in kind, by conversion of claims or in any other manner;

  •
  determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares; and

  •
  remove or limit the preferential subscription right of the shareholders in case of issue of shares against payment in cash.

        This authorization is valid for a period of five years ending in 2006 and it may be renewed by a general meeting of shareholders for those shares of the authorized corporate capital which up to then will not have been issued by our Board of Directors.

        Upon receipt by us of proper notification of a request for conversion of our Notes, our Directors may either allot on conversion of the Notes shares of common stock which our company holds directly or indirectly as treasury stock or may issue new shares of common stock within the limits of the authorized share capital.

        A formal Board of Directors resolution is required for the issue of new shares. While the new shares will be legally in issue upon the passing by the Directors of the required resolution, the Directors must subsequent thereto cause our Articles of Incorporation to be adopted for the purposes of recording the share capital increase and the issue of the new shares.

        Under the Luxembourg Companies Act, our shareholders have the authority to declare dividends, upon the recommendation of our Board of Directors, out of our profits and freely distributable reserves available for distribution. We are required under Luxembourg law to transfer 5% of our annual net profits to a non-distributable legal reserve until such time as the reserve amounts to 10% of the aggregate par value of the issued shares of our common stock. At this date, $4,256,000 had been transferred to such reserve.

        Subject to the Luxembourg Companies Act, our Articles of Incorporation provide our Board of Directors with the general authority to make dividend payments in advance of shareholder approval and to fix the amount and the payment date of any such advance dividend payment. Dividends declared by our Board of Directors are subject to the approval of the shareholders at the next general meeting of shareholders.

        Dividends may be paid in dollars or in shares of our common stock or otherwise as our Board of Directors may determine in accordance with the provisions of the Luxembourg Companies Act. Payment of dividends will be made to holders of our common stock at their addresses in the register of stockholders. We have not paid any dividends since inception. We anticipate that we will retain any earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Management will consider any tax consequences to us before declaring a dividend. Dividends which are not collected within a period of five years will revert to us.

        Each share of our common stock confers the right to cast one vote at any shareholders' meeting. A shareholder may act at any meeting of the shareholders in person or by appointing as his proxy, by instrument in writing or by telefax, cable, telegram or telex, another person who need not be a shareholder. Our Articles of Incorporation require approval of the holders of three-quarters (3/4) of the shares of our common stock present or represented at a general meeting to adopt a resolution of the shareholders.

        In addition to the super-majority requirement for action taken by shareholder votes, our Articles of Incorporation provide a quorum requirement of at least two-thirds (2/3) of the holders of the issued shares of our common stock to approve the following actions: (i) to amend the Articles of Incorporation concerning our purpose and form, (ii) to liquidate or dissolve us, (iii) to merge or consolidate us with any other entity or (iv) to sell shares of our common stock in an initial sale to the public of our voting stock, if, immediately following such sale, such voting stock is quoted on a recognized securities exchange or traded over-the-counter, and the shares sold to the public have a market value (based on the closing price on the date of commencement of such trading) in excess of $5,000,000. In addition, the Luxembourg Companies Act provides a quorum requirement of at least one-half (1/2) of the holders of the issued and outstanding shares of our common stock to approve the following actions: (i) to alter our share capital and (ii) to alter or abrogate any of the rights attached to the shares of common stock (e.g., pre-emptive rights). If this quorum requirement is not satisfied, the meeting may be adjourned and a second meeting may be held for the purpose of approving such resolution. At such adjourned meeting, no quorum requirement applies.

        Due to our insufficient equity, there is a risk we may be dissolved. Under the Luxembourg Companies Act, all companies must have losses less than half their subscribed share capital at any time. If this is no longer the case, the shareholders must vote as to whether or not to dissolve the company. As of December 31, 2002, we had losses equal to more than half of our subscribed share capital. At the Annual General Meeting held on May 27, 2003, the shareholders elected to continue our operations for the coming 12 months. As of June 30, 2003 we had losses equal to more than half our subscribed share capital, and our losses may equal more than half our subscribed share capital in the foreseeable future. There can be no assurance that shareholders will vote to continue operations.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  Generally

        This section describes the material U.S. federal income tax considerations relating to the ownership and disposition of the Notes and of common stock into which the Notes may be converted. This section does not provide a complete analysis of all potential U.S. federal income tax considerations that may be relevant to particular Note holders because of their specific circumstances or because they are subject to special rules. Moreover, this section does not describe the effect of the U.S. federal estate or gift tax laws or of any applicable U.S. state or local laws, foreign laws or tax treaties.

        The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service ("IRS") may interpret the existing authorities differently. In either case, the U.S. federal income tax consequences of owning or disposing of Notes or common stock could differ from those described below.

        The description below generally applies only to purchasers of Notes pursuant to the Registration Statement, of which this prospectus is a part, who are "U.S. Holders" and hold their Notes as "capital assets" (generally, for investment). The tax treatment of Note holders who acquired their Notes at original issuance may differ from the treatment described below. A "U.S. Holder" means any one of the following that is a beneficial owner of Notes: a citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States, a corporation (including a non-corporate entity taxable as a corporation), formed under the laws of the U.S. or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source and a trust subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code or any other person whose income or gain with respect to a Note is effectively connected with the conduct of a U.S. trade or business. If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner depends upon the status of the partner and the activities of the partnership. A "non-U.S. Holder" is any beneficial owner of Notes other than a U.S. Holder.

        We intend to treat the Notes as indebtedness for U.S. federal income tax purposes. Such characterization is binding on us, but not the IRS or a court. Each holder of a Note also must treat such Notes as indebtedness unless the holder makes adequate disclosure on its income tax return.

  Taxation of Interest

  Original Issue Discount

        A U.S. Holder must include any original issue discount on the Notes as ordinary interest income as it accrues in accordance with a constant yield method based on a compounding of interest, regardless of such U.S. Holder's regular method of tax accounting. The amount of original issue discount on a debt instrument generally is equal to the difference between the stated redemption price at maturity of the debt instrument and the debt instrument's issue price.

        Due to our option to pay interest on the Notes with additional Notes, the Notes are treated for U.S. federal income tax purposes as having original issue discount because stated interest on the Notes is not "qualified stated interest," and thus is included in the stated redemption price at maturity of the Notes. The amount of original issue discount is equal to the stated interest on the Notes. U.S. Holders of the Notes will generally not be required to include separately in income cash interest payments received on the Notes. If interest on the Notes is paid with additional Notes, for purposes of determining original issue discount the Notes will be deemed to be reissued on the date of such payment with an issue price that includes the issue price of the additional Notes.

  Potential contingent payment debt treatment

        In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the Notes. The obligation to make such payments may implicate the provisions of the Treasury regulations relating to "contingent payment debt instruments." If the Notes were deemed to be contingent payment debt instruments, U.S. Holders might, among other things, be required to treat any gain recognized on the sale or other disposition of the Notes as ordinary income rather than as capital gain. Payments on a debt instrument are not contingent merely because the instrument is convertible into stock of the issuer. However, the regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. U.S. Holders of the Notes should consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes. We do not believe that the Notes should be treated as contingent payment debt instruments, and we do not intend to treat them as such.

  Sale, Exchange or Redemption of the Notes

        A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of Notes (other than a conversion of the Notes into common stock) equal to the difference between the amount realized on the sale, exchange or retirement of the Notes and the U.S. Holder's adjusted tax basis in the Notes. Any gain or loss recognized on the sale, exchange or retirement of Notes will generally be long-term capital gain or loss if the U.S. Holder has held the Notes as capital assets for more than one year, other than amounts attributable to accrued interest (which will be treated in the same manner, described above, as a payment of accrued interest on the Notes). However, under the market discount rules discussed below, any gain recognized by a U.S. Holder will be ordinary income to the extent of the accrued market discount which has not previously been included in income. To the extent any cash is received by the holder of a Note in lieu of fractional Notes, the cash will be treated as if received in exchange for the fractional Note.

  Market Discount

        If a U.S. Holder purchases a Note after initial issuance for an amount that is less than the stated principal amount of the Note and a de minimis exception does not apply, the difference will be treated as market discount. Under the market discount rules, the U.S. Holder will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount the holder has not previously included in income and is treated as having accrued on the Note at the time of its payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Note.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue on a constant yield method. An election to accrue market discount on a constant yield method is to be made for the taxable year in which the U.S. Holder acquires the Note; the election applies only to the tax treatment of the Note and may not be revoked without the consent of the IRS. A U.S. Holder may also elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. An election to include market discount in income currently applies to all market discount obligations acquired by the U.S. Holder on or after the first taxable year to which the election applies and is irrevocable. Investors should consult their tax advisors before making the elections described in this paragraph.

  Amortizable Bond Premium

        A U.S. Holder of a Note that purchases the Note at a cost greater than its remaining redemption amount (as defined below) will be considered to have purchased the Note at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant yield method, over the remaining term of the Note. The "remaining redemption amount" for a Note is the total of all future payments to be made on the Note. Such election, once made, generally applies to all bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies and to all bonds thereafter acquired by the U.S. Holder, and may not be revoked without the consent of the IRS. A U.S. Holder that elects to amortize such premium must reduce its tax basis in a Note by the amount of the premium amortized during its holding period. Notes purchased at a premium will not be subject to the original issue discount rules described above.

  Conversion of the Notes into Common Stock

        A U.S. Holder's conversion of a Note into common stock or an exercise of our option to pay the outstanding principal amount of the Notes in shares of our common stock at maturity or at redemption of the Notes generally will not be a taxable event. The U.S. Holder's tax basis in the common stock received on conversion of Notes will be the same as the U.S. Holder's adjusted tax basis in the Notes at the time of conversion, exclusive of any tax basis allocable to a fractional share for which the holder receives cash. The holding period for the common stock received on conversion will include the holding period of the Notes converted. The receipt of cash in lieu of fractional shares of common stock should generally result in capital gain or loss. This capital gain or loss will be measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in the fractional share interest. As discussed above, the application of the rules for contingent payment debt instruments could affect the tax consequences of the conversion, by requiring the holder to recognize gain on the receipt of any additional payment.

  Adjustment of Conversion Ratio

        The conversion ratio of the Notes is subject to adjustment under certain circumstances. It is possible that holders of the Notes may be treated as having received a constructive distribution under U.S. federal income tax law, resulting in dividend treatment to the extent of our current and accumulated earnings and profits if, and to the extent that, certain adjustments of the conversion ratio increase the proportionate interest of a holder of the Notes in the fully diluted share ownership of Millicom, whether or not the holder exercises the conversion privilege. Moreover, if there is not a full adjustment of the conversion ratio of the Notes to reflect a stock dividend or other event and that failure to adjust increases the proportionate interest of holders of outstanding common stock in the assets or earnings and profits of Millicom, then the increase in the proportionate interest of holders of the common stock generally will be treated as a distribution to those holders with respect to their common stock.

  Taxation of Common Stock

        Distributions, if any, paid on the common stock after a conversion, to the extent made from our current or accumulated earnings and profits, will be included in a U.S. Holder's income as dividend income. Under new legislation, signed into law on May 28, 2003, effective for tax years beginning after December 31, 2002, through tax years beginning on or before December 31, 2008, dividend income received by an individual from a corporation organized in the United States or from a "qualified foreign corporation" is taxed at the new lower rates imposed on long-term capital gains recognized by individuals. The maximum rate of tax for such dividends is 15 percent.

        A non-U.S. corporation is a "qualified foreign corporation" if either (1) its stock with respect to which the dividend is paid is readily tradable on a qualifying U.S. stock exchange or (2) the corporation is eligible for the benefits of a comprehensive tax treaty with the United States that the IRS determines is satisfactory for purposes of the provision reducing the rate of tax on dividends, and that includes an exchange of information. However, a non-U.S. corporation which is a "passive foreign investment company", or PFIC, or a "foreign personal holding company", or FPHC, in the year the dividend is paid or in the preceding year will not qualify as a "qualified foreign corporation."

        Because our shares of common stock are traded on NASDAQ, we should qualify as a "qualified foreign corporation" unless we are considered to be a PFIC as discussed below. Accordingly, dividends paid by us on those shares should be eligible for the lower rates.

        An individual U.S. Holder will not be allowed to benefit from the lower rates unless such individual (i) holds stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which the share becomes ex-dividend (disregarding any period during which the U.S. Holder has diminished the risk of loss with respect to such stock (for example, by holding on option to sell such stock)), and (ii) is not under an obligation to make related payments with respect to positions in substantially similar or related property.

        If you receive a dividend from us qualifying for the long-term capital gains rates and such dividend constitutes an "extraordinary dividend", and you subsequently recognize a loss on the sale or exchange of the stock in respect of which the "extraordinary dividend" was paid, then the loss will be long-term capital loss to the extent of such "extraordinary dividend." An "extraordinary dividend" for this purpose is a dividend in an amount (1) greater than or equal to 10 percent of the taxpayer's tax basis (or trading value) of the underlying stock, aggregating dividends with ex-dividend dates within an 85-day period, or (2) in excess of 20 percent of such tax basis (or trading value), aggregating dividends with ex-dividend dates within a period of 365 days.

        Distributions in excess of our current and accumulated earnings and profits will reduce a U.S. Holder's basis for the common stock until the basis is zero and any additional distributions in excess of our current and accumulated earnings and profits will be short-term or long-term capital gain, depending upon whether the U.S. Holder's holding period for the common stock exceeds one year. Gain or loss realized on a sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such stock. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder's holding period in the common stock is more than one year.

  Special Considerations

        Unfavorable U.S. tax rules apply to U.S. shareholders of a PFIC, a FPHC, and a "controlled foreign corporation", or CFC.

        A foreign corporation generally will be treated as a PFIC if, after applying certain "look-through" rules, either (i) 75 percent or more of its gross income is passive income or (ii) 50 percent or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25 percent, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

        There can be no assurance that we presently are not, or will not become, a PFIC. Our substantial investment in associated companies' securities and other "passive assets" result in a risk that we are a PFIC or could become a PFIC in the future. If we were to be treated as a PFIC, a U.S. Holder of common stock in Millicom may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of common stock. In addition, as noted above, dividends received by individuals would not be eligible for the new lower tax rate because a PFIC is not a "qualified foreign corporation."

        U.S. Holders of the Notes may be treated as holders of common stock if the Notes are recharacterized as an equity interest in Millicom for general U.S. federal income tax purposes or for purposes of the PFIC rules. As noted above, we intend to treat the Notes as indebtedness for U.S. federal income tax purposes. In 1992, the Treasury Department issued proposed regulations that would treat an option to acquire stock as ownership of stock for purposes of the PFIC rules. Although these proposed regulations have not yet been made effective, it is possible that, due to their conversion feature, the IRS will treat the Notes as an equity interest in Millicom for purposes of the PFIC rules. If so, the tax consequences that apply to U.S. Holders of common stock in a PFIC may apply to the U.S. Holders of the Notes.

        In order to avoid the tax consequence described above with respect to "excess distributions", a U.S. holder of an equity interest in Millicom (i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of our income or (ii) may elect to mark-to-market the common stock and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the common stock. Neither we nor our advisors have the duty to or will undertake to inform U.S. Holders whether or not we are a PFIC. U.S. Holders should consult their own tax advisors concerning our status as a PFIC. We do not currently intend to make available the information necessary for a U.S. Holder to make a "qualified electing fund" election in the event we are determined to be a PFIC.

        A foreign corporation may be classified as a FPHC for federal income tax purposes if both of the following tests are satisfied: (i) at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50 percent of its stock (vote or value) and (ii) at least 60 percent (50 percent for years subsequent to the year in which it becomes a FPHC) of its gross income (regardless of its source), as specifically adjusted, is "foreign personal holding company income," which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

        Based on an analysis of our shareholder base, it is our belief that for 2002 we were not a FPHC. However, no assurance can be given that we presently are not, or will not become, a FPHC as a result of changes of ownership and the nature of our income. If we were to be classified as a FPHC and if a Note were treated as an equity interest in us for U.S. federal income tax purposes or if a U.S. Holder held common stock each such U.S. Holder would be required to include in income as a taxable constructive dividend its pro rata share of our undistributed foreign personal holding company income. As discussed above, dividends received by individuals from a FPHC are not eligible for the new lower tax rate because a FPHC is not a "qualified foreign corporation." Neither we nor our advisors have the duty to or will undertake to inform U.S. Holders whether or not we are a FPHC. U.S. Holders should consult their own tax advisors concerning our status as a FPHC.

        If more than 50 percent of our common stock (vote or value) is owned, directly or indirectly, by U.S. shareholders that own or are deemed to own under certain attribution rules 10 percent or more of the total combined voting power of all classes of our stock, or 10% Shareholders, we would be treated as a CFC under Subpart F of the Code.

        We do not believe that we are currently a CFC; however, no assurance can be given that we will not become a CFC as a result of future changes in our ownership. If we were to be treated as a CFC, each 10% Shareholder would be required to include in its taxable income as a constructive dividend its pro rata share of certain of our undistributed income, and all or a portion of the gain from the sale or exchange of the common stock may be treated under Section 1248 of the Code as dividend income. Neither we nor our advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause us to become a CFC. U.S. Holders should consult their own tax advisors concerning our status as a CFC.

  Taxation of Capital Gains

        Under the new legislation discussed above, long-term capital gains recognized by individuals on sales or exchanges occurring after May 5, 2003, are eligible for taxation at new lower rates. The maximum rate for such capital gains is now 15 percent.

  Information Reporting and Backup Withholding

        Backup withholding and information reporting requirements may apply to certain payments of principal and interest, including original issue discount, on a Note and to certain payments of proceeds of the sale or retirement of a Note. We, our agent, a broker or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding if the holder fails to furnish his taxpayer identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, all corporations) are not subject to the backup withholding and reporting requirements.

        Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by us or any agent thereof to a holder of a Note who has provided the required certification under penalties of perjury that it is not a U.S. Holder or has otherwise established an exemption, provided that neither we nor our agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not satisfied.

        Any amount withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's federal income tax liability, so long as the required information is provided to the IRS. Generally, we are required to report to the holder of the Note and to the IRS the amount of the tax withheld, if any, relating to these payments, and we will report such payments to the holder and IRS annually.

  Tax Shelter Regulations

        As part of its campaign against abusive tax shelter activity, the Treasury Department has recently adopted regulations which may require special tax filings and record retention for numerous transactions that are not conventionally regarded as tax shelters. If a U.S. Holder recognizes a loss of at least $10 million on the exchange if it is a corporation or partnership that has only corporations as partners, or at least $2 million for other U.S. Holders, the exchange may be a "reportable transaction" under these new tax shelter regulations. If the exchange results in a "reportable transaction," the holder will be required to report the transactions on IRS Forms 8886 when the U.S. Holder files its U.S. tax return for 2003. Any "material advisor" to a reportable transaction is required to maintain records, including lists containing identifying information, and to furnish those records to the IRS upon demand. Proposals are pending in Congress that, if enacted, would impose significant penalties for failing to comply with the filing and record keeping requirements. Further, under proposed regulations, if a reportable transaction is not reported there is a substantially increased risk of a negligence penalty for any related tax deficiencies. U.S. Holders should consult their own tax advisers regarding their filing obligations and any information that should be maintained with respect to the exchange.

  Special Consideration for Non-U.S. Holders

        Non-U.S. Holders should consult their own tax advisors in order to determine their particular tax consequences of the ownership and disposition of the Notes.

LUXEMBOURG TAX ISSUES

        The following summary does not pertain to any laws other than the tax laws of the Grand-Duchy of Luxembourg in force and in effect as at the date hereof. Terms and expressions as used in this summary have the meaning attributed to them under Luxembourg domestic tax law.

        This summary is intended for general information only and, as such, does not consider all tax considerations that may be relevant for investors in the present offering. Moreover, it does not apply to investors that may be subject to specific tax treatments, including Luxembourg expatriates, insurance companies, tax-exempt organizations, financial institutions, etc.

        A Luxembourg holder is a beneficial owner of Notes, who is, for Luxembourg income tax purposes:

  •
  an individual, resident in Luxembourg; or

  •
  a corporation, which has its registered seat or its principal place of business in Luxembourg.

        Non-residents (i.e. not defined as Luxembourg holder) may be subject to Luxembourg income tax, under specific Luxembourg tax provisions.

        All holders are advised to consult their own tax advisers in relation to the tax consequences of the ownership of the securities offered by this prospectus in the light of their particular situation as well as any consequences arising under the laws of any other jurisdiction. Furthermore, under certain conditions and notwithstanding the tax treatment described hereunder, the Notes could be converted into stock in a tax neutral manner. All holders are advised to seek tax advice individually in order to determine whether these transactions could be done in a tax neutral way in the light of their particular tax situation.

Taxes on Income from Notes

  Interest income

        Resident holders.    Corporate holders should be subject to Luxembourg income tax on interest income at ordinary tax rates.

        Interest income realized by individuals will be fully taxable at ordinary income tax rates. Various deductions and allowances are available.

        Non-resident holders.    Luxembourg non-resident holders, corporate or individuals, should not be subject to Luxembourg income tax on the interest income from the Notes, to the extent that these are not attributable to the business income of a permanent establishment located in Luxembourg. In the latter case, all income should be taxable at ordinary income tax rates.

  Capital gains realized upon the transfer of the Notes

        With respect to the capital gains realized upon the transfer of the Notes the following tax treatment is applicable:

  Luxembourg resident holders

        Corporate holders should be subject to Luxembourg income tax at ordinary tax rates on all for tax purposes recognized capital gains (including foreign exchange results) realized on the transfer of the Notes.

        For individuals, capital gains (including foreign exchange results) realized on the transfer of the Notes within six months after their acquisition should be fully taxable at ordinary rates. Should these capital gains be realized after this six month period, the capital gains should be exempt from income taxes, except if the individual has a major shareholding, as defined in Luxembourg tax law, in Millicom. In such a case, the gains (including foreign exchange results) should be taxable at ordinary income tax rates.

  Luxembourg non-resident holders

        Luxembourg non-resident holders, corporate or individuals, should not be subject to Luxembourg income tax on the realization of capital gains (including foreign exchange results) on the transfer of Notes, to the extent that these are not attributable to the business income of a permanent establishment located in Luxembourg. In the latter case, all income should be taxable at ordinary income tax rates.

        However, should the transferor have a major shareholding (as defined in Luxembourg Tax Law) in Millicom and realize a capital gain (including foreign exchange results) on the transfer of the Notes more than 6 months after the acquisition of the shares upon conversion of the Notes, such gain would be taxable at ordinary rates in Luxembourg if the transferor has been a resident in Luxembourg for more than 15 years, in the 5 years after he becomes a non-resident. Nevertheless, following the residency, foreign investors could be exempt from Luxembourg income taxes on capital gains by application of double tax treaties.

  European Union Savings Directive

        The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than January 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect other otherwise.

Conversion of Notes into Stock

        According to the Luxembourg tax law, the conversion of Notes into our common stock is to be assimilated to a disposal, which is deemed to take place at market price, followed by an acquisition. The possible capital gain, which could be realized, may under certain conditions be exempt from Luxembourg income tax. Advice should be sought in order to identify which particular situation could be exempt from income tax.

Taxation of Dividend Income and Capital Gains after Conversion of the Notes into Stock

  Resident holders

        Individual holders realizing dividend income are in principle subject to ordinary income tax rates. Various allowances, deductions and an exemption of 50% of the dividends received may however be available. Within certain limits, a tax credit is available for the withholding tax suffered on the dividends.

        Capital gains (including foreign exchange results) realized on the transfer of the shares by individuals will be fully taxable at ordinary rates if these shares were held during a period of less than six months. In case a shareholding was held for more than six months, the capital gains will be exempt from income tax, except if the individual has held a major shareholding (as defined in Luxembourg tax law) in us.

        Dividend income realized by corporations is in principle subject to ordinary income tax rates. However, an exemption of 50% of the dividends received is available. Furthermore, to the extent that corporations have held a shareholding in Millicom of at least 10%, or the acquisition price amounted to at least EUR 1.2 million, for an uninterrupted period of at least 12 months (or if they commit to hold such shareholding for at least 12 months), the dividends received should be exempt from income taxes.

        Capital gains (including foreign exchange results) realized by corporations are in principle fully taxable at ordinary income tax rates. However, to the extent that corporations have held a shareholding in us of at least 10%, or the acquisition price amounted to at least EUR 6 million, for an uninterrupted period of at least 12 months (or if they commit to hold such shareholding for at least 12 months), the capital gains realized should be exempt from income tax.

  Non-resident holders

        Non-resident individuals should be subject to Luxembourg taxes at ordinary rates on dividend income provided that this income exceeds EUR 1,500. Certain allowances and exemptions are available. Below the EUR 1,500 threshold, the withholding tax withheld is considered as being the final tax. Should the income be attributable to the business income of a permanent establishment located in Luxembourg, the income should be taxable at ordinary rates.

        Non-resident corporates should not be subject to income tax in Luxembourg on dividend payments, except for the withholding tax. Should the income be attributable to the business income of a permanent establishment located in Luxembourg, the income should be taxable at ordinary rates.

        Capital gains (including foreign exchange results) realized by individuals and corporations further to the transfer of a major shareholding, as defined in Luxembourg Tax Law, by a person who has been a resident in Luxembourg for more than 15 years, in the five years after he becomes a non-resident, will be taxable in Luxembourg.

        Following the residency, foreign investors may be exempt from Luxembourg income tax on dividends and capital gains by application of double tax treaties.

Withholding Tax

        Under Luxembourg tax law currently in effect, there is no withholding tax on payments of principal, interest, accrued but unpaid interest or accretions of yield to maturity in respect of the Notes, nor Luxembourg withholding tax payable by such holders on redemption or repurchase, or on capital gains on the sale.

        After conversion of the bonds into shares, a withholding tax is levied on dividends at a rate of 20%. Following the residency of the investors, this rate may be reduced by application of EU Directives and/or double tax treaties.

Capital Duty

        No Luxembourg capital duty will be payable, by the holders of Notes or investors, in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings of the documents or the performance by us or by Millicom Operations of its obligations under the Guarantee.

Other Taxes and Duties

        No Luxembourg registration tax, custom duty, transfer tax, stamp duty or any similar documentary tax or duty, other than court fees, will be payable by the holders of Notes or investors in Luxembourg in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings of the documents or the performance by Millicom Operations' of its obligations under the Guarantee.

SELLING SECURITYHOLDERS

        The Notes were originally issued by us in an exchange transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the Notes and common stock into which the Notes are convertible.

        The selling securityholders have represented to us that they purchased the Notes and the common stock issuable upon conversion of the Notes for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or in transactions exempt from registration under the Securities Act. We agreed with the selling securityholders to file the Registration Statement, of which this prospectus forms a part, to register the resale of the Notes and the common stock. We agreed to prepare and file all necessary amendments and supplements to the Registration Statement, of which this prospectus forms a part, to keep it effective until such time as described under the Indenture for the Notes.

        The following table shows information with respect to the selling securityholders and the principal amounts of Notes and common stock they beneficially own that may be offered under this prospectus. The information is based solely on information provided by or on behalf of the selling securityholders.

        The selling securityholders may offer all, some or none of each of the Notes or common stock into which the Notes are convertible. Thus, we cannot estimate the amount of the Notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about their securities in transactions exempt from the registration requirements of the Securities Act. Our affiliate, Kinnevik, is not registering its Notes under this prospectus and is not a selling securityholder. None of the selling securityholders has had any material relationship with us or our affiliates within the past three years.

        Unless otherwise noted, selling securityholders are not registered broker-dealers, or affiliates thereof.

        Unless otherwise noted, this table assumes that holders of Notes or any future transferee from any holder do not beneficially own any common stock other than common stock into which the Notes are convertible.

Name and Address of Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Common Stock Beneficially Owned (1)(2)	Percentage of Shares of Common Stock Outstanding
JMG Capital Partners, LP 1999 Avenue of the Stars Suite 2530 Los Angeles, CA 90067	3,261,000	5.1%	303,349	1.3%
JMG Triton Offshore Fund, Ltd 1999 Avenue of the Stars Suite 2530 Los Angeles, CA 90067	3,261,000	5.1%	303,349	1.3%
FHIT-Age High Income Fund One Franklin Parkway San Mateo, CA 94403	2,321,000	3.7%	215,907	*

Triage Offshore Fund, Ltd. 401 City Avenue, Suite 526 Bala Cynwyd, PA 19004	1,512,205	2.4%	140,670	*
FTIF Franklin High Yield Fund One Franklin Parkway San Mateo, CA 94403	1,200,000	1.9%	111,628	*
Triage Capital Management L.P. 401 City Avenue, Suite 526 Bala Cynwyd, PA 19004	874,000	1.4%	81,302	*
KBC Financial Products USA Inc. 140 East 45th Street, 2GCT, 42nd floor New York, NY 10017	393,000	*	36,558	*
William C. Miller IV c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	363,000	*	33,767	*
Montpelier Funds PLC—The Montpelier Global High Yield Fund c/o Montpelier Asset Management Ltd. 243 Knightsbridge London SW7 1DN	—	—	33,488	*
Hudson VII c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	332,000	*	30,884	*
Millicom 2002 GRAT 230 Park Avenue New York, NY 10169	326,000	*	30,326	*
OTA LLC 1 Manhattanville Road Purchase, NY 10577	298,000	*	27,721	*
Franklin Universal Fund One Franklin Parkway San Mateo, CA 94403	287,000	*	26,698	*
Consulta Emerging Markets Debt Fund Limited c/o Montpelier Asset Management Ltd. 243 Knightsbridge London SW7 1DN	—	—	25,953	*
Bernard Selz INA R/O 230 Park Avenue New York, NY 10169	245,000	*	22,791	*
Ashfield Investments c/o Montpelier Asset Management Ltd. 243 Knightsbridge London SW7 1DN	—	—	20,186	*

Karnak Partners 230 Park Avenue New York, NY 10169	179,000	*	16,651	*
Selz Family Trust 230 Park Avenue New York, NY 10169	163,000	*	15,163	*
Selz Foundation 230 Park Avenue New York, NY 10169	163,000	*	15,163	*
Katherine M. Miller c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	155,000	*	14,419	*
FTVIPT Franklin High Income Fund One Franklin Parkway San Mateo, CA 94403	143,000	*	13,302	*
Cumberland Partners c/o Cumberland Associates LLC 1114 Avenue of the Americas, 38th Floor New York, NY 10036	129,000	*	12,000	*
JMB Capital Partners, LP 1999 Avenue of the Stars, Suite 2040 Los Angeles, CA 90067	81,000	*	7,535	*
William C. Miller IRA Rollover #2 c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	73,000	*	6,791	*
Franklin Multi-Income Fund One Franklin Parkway San Mateo, CA 94403	71,000	*	6,605	*
Walter Scott Newhall c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	57,000	*	5,302	*
William C. Miller IRA Rollover c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	53,000	*	4,930	*
Cumberland Partners c/o Cumberland Associates LLC 1114 Avenue of the Americas, 38th Floor New York, NY 10036	48,000	*	4,465	*

Peter M. Miller c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	32,000	*	2,977	*
LongView Partners B, L.P. c/o Cumberland Associates LLC 1114 Avenue of the Americas, 38th Floor New York, NY 10036	29,000	*	2,698	*
Cumber International S.A. c/o Cumberland Associates LLC 1114 Avenue of the Americas, 38th Floor New York, NY 10036	26,000	*	2,419	*
IRA FBO Gerald D. Reilly c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	22,000	*	2,047	*
Bernard Selz 230 Park Avenue New York, NY 10169	20,000	*	1,860	*
Robert Levenstein c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	16,000	*	1,488	*
John W. Elting c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	16,000	*	1,488	*
E. Tucker Miller c/o JM Hartwell LP New York, NY	16,000	*	1,488	*
PFIP Seymour Pluchenik c/o Diaco International 1271 Avenue of the Americas New York, NY 10020	16,000	*	1,488	*
Steven F. Seidman 445 Highbrook Ave. Pelham, NY 10803	16,000	*	1,488	*
Peter Press IRA c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	12,000	*	1,116	*
Korman Investments LP 2216 N. Dixie Highway Boca Raton, FL 33431	8,000	*	744	*

Carolyn M. Knutson IRA c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	8,000	*	744	*
J.M. Hartwell Retirement Trust c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	8,000	*	744	*
Katherine M. Miller #2 c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	8,000	*	744	*
Delta Associates Limited Partnership c/o Cumberland Associates LLC 1114 Avenue of the Americas, 38th Floor New York, NY 10036	4,000	*	372	*
Cumber International S.A. c/o Cumberland Associates LLC 1114 Avenue of the Americas, 38th Floor New York, NY 10036	4,000	*	372	*
Quail Hill Foundation c/o J.M. Hartwell L.P. 515 Madison Avenue, 31st Floor New York, NY 10022	4,000	*	372	*
Pioneer Investments 60 State Street Boston, MA 02109	3,000	*	279	*
BT Pyramid High Yield 150 South Independence Square, West Suite 726 Philadelphia, PA 19106	1,000	*	93	*
Shepherd Foundation c/o Cumberland Associates LLC 1114 Avenue of the Americas, 38th Floor New York, NY 10036	1,000	*	93	*

Total	16,258,205	25.6%	1,592,081	7.0%

(1)
Assumes conversion of all of the selling securityholder's Notes at a conversion rate of $10.75 per each $1,000 principal amount of Notes (rounded down to the nearest whole share of common stock).

(2)
Assumes that Notes held by other holders are not converted.

*
Less than 1%

        Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

        The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the Notes and our common stock into which the Notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The Notes and common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  •
  on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Notes or our common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

  •
  through the settlement of short sales.

        In connection with the sale of the Notes and common stock, the selling securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or common stock in the course of hedging the positions they assume. The selling securityholders may also sell the Notes or common stock short and deliver these securities to close out their short positions, or loan or pledge the Notes or common stock to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling securityholders from the sale of the Notes or common stock offered by them will be the purchase price of the Notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or common stock to be made directly or through agents. Neither we nor Millicom Operations will receive any of the proceeds from this offering.

        In order to comply with the securities laws of some states, if applicable, the Notes and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they make on any resale of the Notes or shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

        In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or Regulation S of the Securities Act may be sold under Rule 144, Rule 144A or Regulation S rather than pursuant to this prospectus.

        To the extent required, the specific Notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this prospectus is a part.

        The Indenture grants registration rights to holders of the Notes to register their Notes and our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The Indenture provides for cross-indemnification of the selling securityholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and common stock, including liabilities under the Securities Act.

        We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the Notes and our common stock. We estimate that our total expenses of the offering of the Notes and common stock will be approximately $805,140. The following table sets forth our estimates (other than the SEC and Nasdaq registration fees) of the expenses in connection with the issuance and distribution of the Notes and common stock being registered. None of the following expenses are being paid by the selling securityholders.

Item	Amount
SEC registration fee	$5,140
Nasdaq listing fee	45,000
Legal fees and expenses	135,000
Accounting fees and expenses	300,000
Printing fees	20,000
Miscellaneous fees and expenses	300,000

Total	$805,140

LEGAL MATTERS

        Certain legal matters with respect to United States and New York law with respect to the validity of certain of the offered securities will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters with respect to Luxembourg law with respect to the validity of certain of the offered securities will be passed upon for us by Linklaters Loesch, Luxembourg counsel. Certain legal matters with respect to Dutch law will be passed upon for us by Loyens & Loeff, Dutch counsel. In addition, United States federal income tax consequences relating to these securities and relating to our status as a PFIC, FPHC, or CFC, including the impact of such status on U.S. holders, will be passed upon by Foley Hoag LLP.

EXPERTS

        The financial statements incorporated in this prospectus by reference to our Report on Form 6-K filed on December 17, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.à r.l, independent auditors, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

        We file annual and special reports and other information with the SEC. You may read and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the SEC at prescribed rates by wiring to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxies, information statements and other material that are filed electronically with the SEC through it's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. We began filing through the EDGAR system beginning on October 31, 2002.

        Our common stock is quoted on the Nasdaq National Market. You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        Information about us is also available on our website at http://www.millicom.com. Such information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

        The following documents filed with the SEC are incorporated in this prospectus by reference:

  (1)
  Our Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 000-22828); and

  (2)
  Our Reports of Foreign Issuer on Form 6-K filed with the SEC on December 17, 2003 and December 22, 2003.

        All reports and other documents filed by Millicom pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the Registration Statement, of which this prospectus forms a part, to the extent that a statement in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, of which this prospectus forms a part.

        You may obtain copies of these documents free of charge by contacting us at our address or telephone number set forth under the caption "Summary."

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.    INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Our Articles of Association contain provisions in accordance with which we indemnify our directors for the carrying out of their duties. There are no Luxembourg laws under which any controlling person or director is or is to be ensured or indemnified against liability which they may incur in their capacity as such. Our officers and employees who have a Luxembourg law governed employment contract do not normally incur a personal liability for any acts the carry out for us, we being liable for these acts.

ITEM 9.    EXHIBITS

4.1
2% Senior Convertible PIK Notes Indenture, dated as of May 8, 2003, by and among Millicom International Cellular S.A. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 20-F No. 000-22828).

4.2
First Supplemental Indenture, dated November 24, 2003, by and among Millicom International Cellular S.A. and The Bank of New York, as trustee, supplementing the 2% Senior Convertible PIK Notes Indenture, dated as of May 8, 2003.

4.3
Form of Notes (included in Exhibit 4.1).

4.4
Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A. (incorporated by reference to Exhibit 1 to the Registrant's Annual Report on Form 20-F No. 000-22828).

5.1
Opinion of Linklaters Loesch*

5.2
Opinion of Willkie Farr & Gallagher LLP*

5.3
Opinion of Loyens & Loeff*

8.1
Opinion of Foley Hoag LLP as to certain tax matters*

12.1
Computation of Ratio of Earnings to Fixed Charges

23.1
Consent of PricewaterhouseCoopers S.á r.l.

23.2
Consent of Linklaters Loesch (included in Exhibit 5.1)*

23.3
Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2)*

23.4
Consent of Loyens & Loeff (included in Exhibit 5.3)*

23.5
Consent of Foley Hoag LLP (included in Exhibit 8.1)*

24.1
Power of Attorney of Millicom International Cellular S.A. (included on the signature pages to this registration statement)

25.1
Statement of Eligibility of Trustee on Form T-1

*
To be filed

ITEM 10.    UNDERTAKINGS

(a)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-1, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Form F-3.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)
The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Grand Duchy of Luxembourg, on January 8, 2004.

MILLICOM INTERNATIONAL CELLULAR S.A.
By:	/s/ JOHN RATCLIFFE Name: John Ratcliffe Title: Chief Financial Controller

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc Beuls and John Ratcliffe, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARC BEULS Marc Beuls	Principal Executive Officer	January 8, 2004
/s/ JOHN RATCLIFFE John Ratcliffe	Principal Financial Officer and Controller	January 8, 2004
/s/ E. HÅKAN LEDIN E. Håkan Ledin	Director	January 8, 2004
/s/ VIGO CARLUND Vigo Carlund	Director	January 8, 2004
/s/ ERNEST CRAVATTE Ernest Cravatte	Director	January 8, 2004

/s/ LARS-JOHAN JARNHEIMER Lars-Johan Jarnheimer	Director	January 8, 2004
/s/ DANIEL JOHNNESSON Daniel Johnnesson	Director	January 8, 2004
/s/ RAYMOND KIRSCH Raymond Kirsch	Director	January 8, 2004
/s/ MICHEL MASSART Michel Massart	Director	January 8, 2004
/s/ CRISTINA STENBECK Cristina Stenbeck	Director	January 8, 2004
/s/ EDWARD DOYLE Edward Doyle	Authorized Representative in the United States	January 8, 2004

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PROSPECTUS
TABLE OF CONTENTS
SUMMARY
The Offering
SUMMARY FINANCIAL DATA
RISK FACTORS
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2003
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2003 (Continued)
Unaudited Pro Forma Consolidated Statement of Profit and Loss for the Six Months Ended June 30, 2003
Unaudited Pro Forma Consolidated Statement of Profit and Loss for the Year Ended December 31, 2002
Notes to the unaudited pro forma consolidated balance sheet as of June 30, 2003 and to the unaudited pro forma consolidated statements of profit and loss for the six months ended June 30, 2003 and for the year ended December 31, 2002
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION OF MILLICOM
DESCRIPTION OF THE NOTES
DESCRIPTION OF THE GUARANTEE
DESCRIPTION OF MILLICOM COMMON STOCK
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LUXEMBOURG TAX ISSUES
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 8. INDEMNIFICATION OF OFFICERS AND DIRECTORS
  ITEM 9. EXHIBITS
  ITEM 10. UNDERTAKINGS
SIGNATURES